Commerce Bancorp

2001 Annual Report


PENNY
ARCADE

America's Most Convenient Bank®

MISSION STATEMENT

The mission of Commerce Bancorp is to deliver superior financial returns to shareholders through the profitable operation of a rapidly growing network of retail banks, which deliver unsurpassed services to loyal Commerce customers.

Corporate Information

Headquarters

Commerce Bancorp, Inc.
Commerce Atrium
1701 Route 70 East
Cherry Hill, New Jersey 08034-5400
1-888-751-9000
commerceonline.com

Annual Shareholders' Meeting

Commerce Bancorp, Inc.'s annual shareholders' meeting will be held on May 21, 2002 at 5:30 p.m. at Commerce University, 17000 Horizon Way, Mount Laurel, New Jersey.


CBH

Dividend Reinvestment and Stock Purchase Plan

Commerce Bancorp, Inc. offers its shareholders a convenient plan to increase their investment in the Company. Through the Dividend Reinvestment and Stock Purchase Plan, holders of common stock may have their quarterly dividends and optional monthly cash payments (with limitations) reinvested in additional common shares at a 3% discount (subject to change) from the market price, without brokerage fees, commissions, or service charges. Shareholders not enrolled in this plan, as well as brokers and custodians who hold stock for clients, may receive a plan prospectus and enrollment card by contacting Mellon Investor Services, L.L.C. at (888) 470-5884, or Barbara Furgione, Assistant Secretary, Investor Relations, at 1-888-751-9000.

commerceonline.com


Commerce Online
7 Day Branch Banking
What Are You Waiting For?
Apply for a Loan Today!

To learn more about Commerce Bancorp, please visit our online interactive financial resources center at **commerceonline.com**. Click on "Investor Relations" for a comprehensive portfolio of corporate information including earning estimates, dividend history, SEC filings and more.

Contacts

Analysts, portfolio managers, and others seeking financial information about Commerce Bancorp, Inc. should contact C. Edward Jordan, Jr., Executive Vice President, at 1-888-751-9000.

News media representatives and others seeking general corporate information should contact John J. Cunningham, Jr., Chief Marketing Officer, at 1-888-751-9000.

Shareholders seeking assistance should contact Barbara Furgione, Assistant Secretary, Investor Relations, at 1-888-751-9000. For assistance with stock records, please contact Mellon Investor Services, L.L.C. at 1-888-470-5884.

Annual Report and Form 10-K

Additional copies of Commerce Bancorp, Inc.'s Annual Report or copies of the Company's Form 10-K are available without charge by writing:

Commerce Bancorp, Inc.
Investor Relations
1701 Route 70 East
Cherry Hill, New Jersey 08034-5400.

New York Stock Exchange Symbol

CBH Listed NYSE THE NEW YORK STOCK EXCHANGE

Shares of Commerce Bancorp, Inc.'s common stock are traded on the New York Stock Exchange under the symbol CBH.

Transfer and Dividend Paying Agent/Registrar

Mellon Investor Services, L.L.C.
44 Wall Street
Sixth Floor
New York, NY 10005

Contents



Commerce Bank

Commerce Bancorp, Inc. and Subsidiaries

(dollars in thousands, except per share data)

	2001	% increase vs. 2000	Five-Year Growth	2000	1999	1998	1997
Assets	$11,363,703	+37%	27%	$8,296,516	$6,635,793	$5,424,190	$4,387,851
Loans	4,516,431	+24%	29%	3,638,580	2,922,706	2,249,061	1,638,836
Deposits	10,185,594	+38%	28%	7,387,594	5,608,920	4,928,808	3,784,576
Net Income	103,022	+29%	24%	80,047	65,960	42,155	44,432
Net Income per Share	1.51	+21%	19%	1.25	1.08	0.71	0.79



Vernon W. Hill, II
Chairman and President

Dear Shareholders, Customers & Friends:

The Directors, management and staff of Commerce Bancorp are pleased to report on our record results for 2001.

The Power of WOW!

2001 again demonstrated the power of the unique Commerce model. Our ability to generate the highest deposit growth rates in America over an extended period of time, coupled with one of the lowest cost of funds in America, propelled our dynamic growth.

These results are based on our model of service and convenience. How unique that in a service business, convenience and service are our number one priority!

This 28-year focus on service and convenience has produced a 10-year annual deposit growth rate of 27% and a 10-year revenue growth rate of 21%, among the highest in America. This revenue growth has enabled us to enjoy record net income growth, despite our consistent reinvestment in our model.

As a result, we continue to widen the margin between Commerce and those companies that need to engage in endless cost cutting to show net earnings growth.

As is the case with any power retailer, our success comes not from mergers and acquisitions, but from comparable store growth and the construction of new stores both in existing and new markets. This ability to continually expand into adjoining new markets provides a platform for almost unlimited growth in both market share and new locations.

Nowhere was the power of WOW! more evident than in our initial entry into Manhattan, where we unveiled four new Commerce Bank branch offices, the first two of which opened only two weeks after the tragedy of September 11th. Exceeding even our expectations, our Manhattan branches have produced a growth rate almost five times above our typical suburban branches. This success reinforces our conviction that the Commerce Bank model will work in any metro area.

During 2001, we reaffirmed our commitment to expand our network to 375 offices within the metropolitan Philadelphia and metropolitan New York markets by 2005. Overall, we see a total potential of 500 to 600 branch offices throughout these markets.

"America's Most Convenient Bank"®

What is a brand? It is a unified, consistent, identifiable set of values and concepts delivered to the consumer in a consistent way. **It is a promise that defines your Customers' expectations.**

At Commerce, our brand, "America's Most Convenient Bank,"® is a unifying concept of service and convenience that defines everything we do, including:

- A great retail experience
- No stupid rules
- It takes one person to say "yes" to our Customers' requests and two people to say "no"
- Seven-day branch banking
- Always exceeding Customers' expectations
- Adding value to every Customer experience
- Relationship banking

Our brand is reinforced by a corporate culture that began in 1973. We emulate the great retailers of America such as Wal-Mart, Home Depot and Starbucks, which deliver to their Customers a value-added proposition that is not price related. At Commerce, our culture, our direction and our delivery is clear – **the Customer always comes first.**

This culture and brand are consistently and continually developed and reinforced by Commerce University, now recognized as one of the leading corporate education programs in America. At Commerce University, employees of every level learn on their first day and throughout their careers, that our culture and service model are the roots of our success.

The spirit of teamwork, culture and service are reinforced with employee ownership at every level, fostered and encouraged through Stock Option Plans for almost every employee, and a SmartBuy stock purchase program for new employees.

Growth

Commerce is a power retailer, not a bank.

Commerce has become a growth machine. Without acquisitions, we have produced one of the highest growth rates in terms of deposits and net income, driven by a unique retail model and unsurpassed service delivered to the consumer, commercial and governmental markets.

Our network of 184 distinctively designed, easily identifiable branches coupled with America's best online banking offer an unbeatable combination of "bricks and clicks." In fact, more than 30% of our households utilize Commerce Online, one of the highest online banking penetration rates in America.

We grow in two ways – comparable store deposit growth and new stores. Shown below is our comp store deposit growth for the past 18 quarters. In the fourth quarter of 2001, comp store growth reached a record high of 27%, perhaps the highest of any retailer in America.

Accompanying this performance is our 28-year record of developing new store locations and expanding our geographic market.

- We have never opened an unprofitable branch. We have never closed a branch.
- Our average branch breaks even in the 11th month, and our new high-cost Manhattan branches appear to be reaching a break-even level even sooner.
- This growth model seems to work in every market, suburban to urban, South Jersey and suburban Philadelphia to Manhattan and Long Island.

Risk

Despite our growth, the Commerce model is one of the lowest risk models in the banking industry.

- Our business model is simple. We gather low cost deposits, make quality loans within our market area, and reinvest the excess funds primarily in AAA rated U.S. Government securities. We rarely borrow in the wholesale market, and we do not stretch for credit. Our pristine accounting statements reflect this simple, successful model.
- We do not make sub-prime, indirect or third-party consumer credit loans, and we do not buy nationally shared credits outside of companies with which we have a direct relationship within our market.
- This focus has allowed us to produce record results with one of the lowest loan-to-deposit ratios of any major bank in America. In addition, with a 44% loan-to-deposit ratio, we have less than 50% of the risk of major regional banks across America.
- Our credit quality reflects our simple deposit-focused model. Shown above are our asset quality numbers for December 31, 2001.
- All of our funding is done within market, primarily through local core deposits gathered through service and convenience, not interest rate. As a result, we produce one of the lowest cost of funds rates in America, coupled with the highest deposit growth rate, and greatest depositor loyalty.

Asset Quality

	12/98	12/99	12/00	12/01
Non-Performing Assets	.29%	.19%	.21%	.17%
Charge-offs	.08%	.08%	.11%	.19%
Loan Loss Reserve	1.37%	1.30%	1.32%	1.46%
Non-Performing Loan Coverage	371%	442%	357%	398%

Moody's Credit Rating: A-2/P-1

"Same Branch" Performance Core Deposit Growth



30%
25%
20%
15%
10%
5%
0%
11.2
11.3
13.1
15.8
20.1
22.4
21.1
20.1
17.5
14.2
14.3
13.8
15.2
15.1
17.3
16.5
21.5
26.5
12/97
6/98
12/98
6/99
12/99
6/00
12/00
6/01
12/01
First Union Acquires CoreStates
Fleet Acquires Summit

- Reflecting this simple business model and credit quality, Moody's Rating Agency upgraded Commerce twice in the last 18 months to an A-2/P-1 rating.
- Finally, capital is an important part of a banking company's strength. Due to our low loan-to-deposit ratio, our risk capital ratios have always been very strong and well above the industry average. To further strengthen our capital for our anticipated dynamic growth, we completed a $200 million Convertible Trust Preferred Offering in March of 2002. Shown below are our capital ratios for 2001 as reported and restated for December 31, 2001 reflecting the recent Convertible Trust Preferred Offering.

Capital Ratios

	Actual 12/31/01	Adjusted 12/31/01	
Assets	$11.4	$11.6	
Deposits	10.2	10.2	
			Well Capitalized
Leverage	6.24%	7.25%	5.00%
Tier1	10.81	13.12	6.00%
Total	11.96	15.10	10.00%

Shareholder Return

During 2001, the Commerce retail model produced another year of exceptional returns to Commerce Bank shareholders.

In December 2001, we completed a two-for-one stock split to our shareholders of record, designed to increase the liquidity of Commerce shares in the market. Institutional ownership now represents 66% of Commerce Bancorp shareholders.


Commerce Bank
CBH
LISTED
NYSE
Commerce Bank
JANUARY
11
FRIDAY
CBH
NYSE

- In January 2002, Commerce was added to the S & P Mid-Cap 400 Index.
- Our 10-year annual shareholder return of 36% is one of the highest in America and exceeds such American growth icon companies as Microsoft, General Electric and Berkshire Hathaway.

Annual Return

	CBH	S&P 500
* One year	42%	-10%
Five years	32%	11%
Ten years	36%	13%

*2/28/01 to 2/28/02

- Our 1, 5 and 10-year shareholder returns compared to the S & P 500 are shown above.

Shown above are Commerce senior executives ringing the opening bell at the New York Stock Exchange on January 11, 2002, just over five years since our original listing. During that period, the price of a share of Commerce common stock grew from $9.09 to $41.15.

Management

Commerce is fortunate to have a unique breadth and depth of management in terms of service and market coverage.

Commerce operates through a business structure that combines decentralized management across our geographic markets with centralized control functions to ensure the delivery of quality service and products. Throughout this Annual Report, we highlight our Senior Management and Market Managers who successfully operate the Commerce model. The average years of service of the Managers reflected in this Report is nearly 12 years.

Our unique Market Manager structure, in which experienced commercial lenders assume management for regional areas with total responsibility for lending, retail and government banking, allows us to put experienced bankers in every geographic market. At a time when almost all of our competitors manage by product line, and have withdrawn from providing a geographic focus, we have local bankers who make local decisions regarding their Customers' needs.

2001 Results

2001 was another record year. Our rate of growth accelerated and exceeded our expectations:

- Total branch offices increased from 150 to 184, with the opening of 34 new offices, including our first four in Manhattan. Our goal is to increase our branch base by 20% to 25% a year. In 2002 we intend to open 41 new offices throughout our market.
- Total assets increased 37% to $11.4 billion, an increase over our five-year rate of growth of 27%.
- Deposits increased 38% to a record $10.2 billion, exceeding our five-year growth record of 28%. This compares to an industry growth average of 2% to 3%.
- Net income grew 29% to a record $103 million.
- Net income per share increased 21% to $1.51 per share.

Fourth Quarter 2001

As dramatic as our overall 2001 results were, our momentum increased in the fourth quarter, as shown below.

4th Quarter Financial Highlights

• Total Assets	$11.4 Billion	+37%
• Total Deposits	10.2 Billion	+38%
• Total (Net) Loans	4.5 Billion	+24%
• Total Revenues	171.0 Million	+41%
• Total Expenses	122.1 Million	+40%
• Net Income	28.2 Million	+32%
• Net Income Per Share	.41	+24%

The Commercial Bank

Commerce focuses not only on consumer business, but is a dynamic leader in the commercial banking area, including small business and middle market lending.

During 2001 total loans increased 24% to $4.5 billion. We continue to serve borrowers large and small throughout our expanding geographic footprint.

Commerce was recognized as the number one SBA small business lender for 2001 in both metropolitan New York and metropolitan Philadelphia, reflecting our dedication to the small business segment.

We also dramatically strengthened our middle market commercial capability particularly in the area of Cash Management, in which our industry leading TreasuryDirect SM online cash management product continues to receive exceptional acceptance.

Government Banking

Meeting the financial needs of the towns, counties, school boards and related entities in the markets we serve has always been a focus of Commerce, and our convenience and service model are particularly welcomed in these areas.

Commerce is the leading government banker in New Jersey and one of the leading government bankers in eastern Pennsylvania. Our core product is TreasuryDirect, SM an online cash management system that provides government agencies with unique convenience, service and return.

Commerce Capital Markets

Commerce Capital Markets, the capital markets subsidiary of Commerce Bank, provides a wide range of services to a number of constituencies.

- Our Public Finance Division serves the financing needs of state and local governments throughout our footprint. In 2001, Commerce was again the number one short-term underwriter of municipal bonds in the State of New Jersey.

- During 2001 we began to build a Corporate Finance Division by recruiting a talented staff of 20 experienced professionals to provide corporate finance services.
- Retail Wealth Management is an increasing focus of Commerce, as we strive to serve all the needs of our customers. In 2001 revenues in this area increased 55%.
- Asset Management is another area of focus as we strive to serve the needs of our institutional clients. During 2001, we substantially expanded our asset management group, which now serves institutional clients throughout our market.

Commerce National Insurance Services

Commerce National Insurance Services (CNIS) is one of the largest insurance brokers in America and the largest in the Middle Atlantic States.

Offering a wide array of commercial, consumer and governmental insurance products to our brokerage clients, CNIS has been an important contributor to our financial results.

The Future

It is the combination of our consistently high comparable store deposit growth and the success of new stores that propels Commerce to continuing high, predictable financial results. Our current markets are metropolitan Philadelphia and metropolitan New York, which combined can support 500 to 600 branch locations, producing $40 billion to $50 billion in deposits.

During 2002 we intend to open 41 new branches, including 12 in metropolitan New York and 6 in metropolitan Philadelphia.

We announce our growth targets with each quarterly Press Release and these growth targets are shown below compared to our five-year and most recent quarter results.

Four Year Plan

- Expand our branch network without acquisition to 375+ locations
- Increase total assets to $25 billion
- Grow earnings 15% to 20% a year
- Expand our coverage throughout metropolitan New York
- Create 1,500 new career positions per year
- Continue to create shareholder value

Yet 2005 is not a stopping point, but rather a way point, as "America's Most Convenient Bank"® continues to prove the power of its model.

2001 was the most exciting and rewarding year in the 28-year history of Commerce. As we become stronger, our momentum builds, our brand awareness increases, and the future with your support, appears even brighter.

Very truly yours,

Vernon W. Hill, II

Vernon W. Hill, II

Chairman and President

March 22, 2002

Growth Plan

Growth Target		Last 5 Year Growth %	4th Quarter 2001
Deposits	20-25%	28%	38%
Comp Store	15%	18%	27%
Revenues	25%	27%	41%
Net Income	20-25%	24%	32%
EPS	15-20%	19%	24%


THE COMMERCE FUTURE
NUMBER OF BRANCHES PROPOSED
ASSETS
184
225
270
320
375
$11.4 Billion
$14.0 Billion
$17.0 Billion
$21.0 Billion
$25.0 Billion
2001
2002
2003
2004
2005

A Growth Company

FIVE-YEAR GROWTH


In Millions
12,000
10,000
8,000
6,000
4,000
2,000
0
27% Average Asset Growth
1997
1998
1999
2000
2001

	1997	1998	1999	2000	2001
ASSETS	$4,388	$5,424	$6,636	$8,297	$11,364
DEPOSITS	$3,785	$4,929	$5,609	$7,388	$10,185
LOANS	$1,663	$2,280	$2,961	$3,687	$4,583

Five-Year Average Annual Increase

Assets +27% Deposits +28% Loans +29%

TOTAL REVENUES


In Millions
600
500
400
300
200
100
0
27% Average Annual Increase
$228
$291
$360
$448
$598
1997
1998
1999
2000
2001

FIVE-YEAR NET INCOME


In Millions
120
100
80
60
40
20
0
24% Average Annual Increase
$44
$49*
$66
$80
$103
17.87%
17.67%
19.63%
19.81%
17.64%
1997
1998
1999
2000
2001

Percentages = Return on Average Total Equity
* As originally reported

FIVE-YEAR EARNINGS PER SHARE


2.00
1.50
1.00
.50
0
19% Average Annual Increase
$0.79
$0.92*
$1.08
$1.25
$1.51
21%
1997
1998
1999
2000
2001

* As originally reported

Investing KIPLINGER'S NOVEMBER 2001

READY FOR A LONG-TERM COMMITMENT?

STOCKS | There's a lot to be said for buying great stocks like these and just STICKING WITH THEM. *By Jeffrey R. Kosnett*



Commerce Bank welcomes all customers as if it were a friendly retail store.

PHOTOGRAPH BY EVAN KAFKA

VERNON HILL has a bold message for investors: If you're looking for a great growth stock to buy and hold for years, he'll stack his company against Bill Gates's any day. Considering that he runs a midsize bank based in Cherry Hill, N.J., it would be easy to accuse Hill of hyperbole. But the fact is, Hill deserves some bragging rights. The stock of Commerce Bank, which he founded in 1973, has returned an annualized 35% a year over the past decade and has had only one down year—a flat-out tie with the performance of Gates's Microsoft. Says Hill: "Basically, I've been giving investors

pelling products or services and talented managers who know how to fend off rivals and keep their company humming even during difficult economic times.

Spend a day roaming Commerce's headquarters and nerve center with Hill and you see why this bank rocks. The key is the attitude of its managers and employees. Instead of cutting costs, hitting up customers for every sort of penny-ante fee, tolerating nasty employees and greedily chasing after every possible loan—the chances of getting repaid be damned—Commerce welcomes customers as if it were a friendly retail business. Where else are you likely to see a flesh-and-blood banker at 8 P.M. or on Sunday? That kind of

ment

nake

k in

rom

h.

Reprinted from BARRON'S

January 28 2002

Service Master

Cheap deposits make for rapid growth and a rich multiple at Commerce Bancorp

BY JAY PALMER • Drive to a branch of Commerce Bancorp near its home base in the Philadelphia suburb of Cherry Hill, New Jersey, and you might think they're giving away money. While branches of competitors Fleet and PNC were dead and empty on a recent visit, Commerce's large parking lot is nearly full, with cars lined up two and three deep at the drive-through window, their drivers cashing checks and picking up lollipops or dog biscuits. Inside, the lines for tellers are typical, but waiting customers may be offered coffee and bagels, iced lemonade or a free local newspaper. Says one woman waiting to be served: "Not only is it so much more convenient but I also feel wanted and welcome."

"The aim is to always 'wow' the customers," chortles Vernon Hill, Commerce Bancorp's chairman and chief executive. "We want to provide a service our customers will remember."

And service they provide. Commerce's loan department's credo is that it takes one person to say yes and two to say no; bank managers can authorize loans on the spot to known customers. All employees attend frequent courses at "Commerce University," where "rah-rah" rallies accompany classroom training. The bank pays $5,000 bonuses to staff members at branches where competing banks have closed, and a $50 award to employees who nominate "stupid rules" that can be killed.

But Commerce branches most definitely do not give away money; just the opposite. They pay depositors way below typical interest rates to make up for these amenities. Currently, Commerce pays just 1.5% on money-market accounts, versus 2%-3% at rival banks. That doesn't seem a deterrent. Says Hill: "We open 2.3 new accounts for every one that is closed, and our branches hold average deposits of about $75 million, more than double the industry average of $30 million."

"Any banker will tell you that to grow deposits you have to pay the highest rates in your market," he continues. "Well, they're wrong, and our operating model proves they are wrong. I don't think commercial-bank customers give a damn whether they get a half-percentage point more or less on their savings. The typical thinking is that the value of a bank is on the loan side and that depositors don't matter. The result is that they see their branches as a cost drain, not an income center. And to save costs, they end up cutting back the retail system."

The hard numbers back the CEO's assertions. Commerce is expanding at a clip such as Wal-Mart and Home Depot managed only in their early high-growth days. Over the past four years, when bank deposits have been rising at only a 3% annual rate across the mid-Atlantic region, Commerce has grown its deposits by an average 28% a year, to $10.2 billion at the end of 2001, from $4.0 billion.

To be sure, some of that comes from opening new branches, which have swell-

over please



Chuck Fishman for Barron's

By giving lavish service and paying paltry rates, CEO Hill has Commerce Bancorp growing at a heady pace.

COMMERCE BANC Stock Price $50 (CBH•NYSE)



40
30
20
10
Weekly close (as of 1 24)
'00
'01
'02

The Philadelphia Inquirer

www.philly.com

Business

Monday, January 21, 2002

This corporate classroom puts emphasis on service

By Peter Binzen
On Business



IT'S ALL ABOUT WOW!

ROSE HOWERTER / Inquirer Suburban Staff

Deborah Jacovelli is dean of Commerce Bancorp Inc.'s Commerce University, which teaches the company gospel of "wowing" customers with service.

When Adam Olszowy joined Commerce Bancorp Inc.'s management-development program in June, one month after graduating from Rutgers University, he never expected to be sculling on the Schuylkill — on company time.

But that's where he was with 21 other Commerce management trainees one day in October. As part of a four-day "boot camp," the trainees were driven to the banks of the Schuylkill, given instruction on how to propel eight-oared sculls, and then sent out to try their luck at pulling the oars. They rowed informally on the river for a couple of hours.

"It was a little nerve-racking at first, but we got the hang of it," Olszowy, 23, said.

Lori Passehl, who heads Commerce's "crew-development team" with Susan Gatti, said that, by rowing together, the trainees learned about "teamwork and leadership" and the importance of setting goals.

Such training as that received by Olszowy, who is now assistant manager of a Commerce branch in Monmouth County, is an important element at the bank's "Commerce University."

The in-house institution offers an array of educational and training programs for Commerce's employees, from part-time tellers to senior vice presidents.

Four of its courses, including professional teller training and certified consumer lending, are of such quality that the American Council on Education in Washington has recommended them for credit at colleges and universities.

Employees who successfully complete its advanced training programs are rewarded with Commerce Bancorp stock options. The stock has more than doubled in the last two years, closing Friday at $41.74.

Corporate universities are nothing new. General Electric, IBM, Unisys and Motorola are among major companies that train employees in an academic setting. Locally, Systems & Computer Technology Corp., of Malvern, and Comcast Corp.'s cable division in Philadelphia run such programs.

Systems & Computer Technology set up its SCT Academy in 1996 to develop its own talent after encountering difficulty in hiring skilled people for its fast-expanding workforce.

As it happened, Michael J. Emmi, who was then SCT's chief executive officer, had begun his business career in a training program at Mobil Oil in the 1960s.

Rapid growth through acquisitions also led Comcast's cable division to create a more comprehensive training process for its new employees. Comcast University opened early in 2000 as a three-day program for supervisors brought to Philadelphia from throughout Comcast's network.

One of Comcast University's aims is to make staffers view the company as the one that "people turn to first for the products that are important in their lives."

Like Comcast, Commerce Bancorp uses its university to spread its gospel.

It relentlessly instills in staffers Commerce's "customer-focused culture" as "America's most convenient bank."

Rhetoric aside, the fact is that, in a region littered with the remains of banks that were merged out of existence or taken over by outsiders, Commerce has enjoyed remarkable success.

Eleven days ago, it reported double-digit growth and record profit of more than $100 million for 2001.

Vernon W. Hill 2d started the bank with nine employees and capital of $1.5 million in 1973. Now it has almost 6,000 employees and

South Jersey's Newspaper

COURIER-POST

50 Cents

www.courierpostonline.com

Saturday, January 12, 2002

Commerce Bank making move to take Manhattan

By EILEEN SMITH
Courier-Post Staff

NEW YORK

It's a drizzly morning in the Big Apple, but Commerce Bank, at 64th Street and 3rd Avenue is aglow with human sunshine.

The branch is chirping with the sprightly "Welcome!" of greeters resplendent in crimson suits and red lipstick smiles. Servers proffer salmon sandwiches and bottled water. New customers appear stunned when their patronage is rewarded with a toaster of their choice of four other gifts.

For New Yorkers starved for cheer and civility, the grand opening of Commerce's fourth branch in the city is a banking experience like no other.

"It's like walking into the cosmetics section of a department store where everyone runs up and spritzes you with perfume," said Renato Piredda, a chef who opened a checking account Thursday.

Piredda said the last time he banked at an institution that offered free checking, he lived in England. Commerce is the first bank to give him a clock-radio, in addition to seven-day-a-week hours.



AL SHELL/ Courier-Post

Vernon W. Hill II has been chairman and president of Commerce since the bank's birth in 1973.

The architect of such high-touch treatment is Vernon W. Hill II, chairman and president of Commerce since the bank's birth in 1973.

"People here are the same as they are in Cherry Hill and Mount Laurel," he said. "They all want good service."

Trim and bespectacled, an ebullient Hill, 56, has just cruised in from the New York Stock Exchange, where he rang the opening bell. Attired in a blue pin-stripe suit, deep rose tie and black loafers, he might have stopped in from a cover shoot for GQ.

"C'mon everybody," he said, leading an entourage of executives to a tour bus. "Let's go look at some banks."

After more than 20 years in the South Jersey and Philadelphia market, Hill decided to take on Manhattan for the same reason safecracker Willie Sutton robbed banks. It's where the money is – a prospective pool of deposits $500 billion deep.

Commerce spokesman David Flaherty said the bank's first two branches here took in more than $100 million in deposits in the first three months of operation. By comparison, it can take up to a year for a South Jersey bank to generate $10 million in deposits. That's why most of Commerce's new growth is focused on the New York market. Hill estimates the bank will open 30 new branches in the Philadelphia area.

"But even though we'll have more branches in New York, we'll always be a South Jersey bank," he said. "Our little headquarters is there, and we're committed to being there."

Commerce branches in Manhattan differ from South Jersey model in that they are retrofitted into existing buildings rather than constructed fresh in the bank's uniform style. In South Jersey, Commerce owns its branches; in New York, space is leased.



AL SHELL/ Courier-Post

Commerce Bank CEO Vernon Hill II strolls on 64th Street in New York City on Friday after attending the grand opening of his fourth bank branch in the city.

En route to the Sixth Avenue branch, the bus passes Chase Manhattan Bank, where a banner proclaims "24-Hour Service."

"That means they have an ATM machine," Hill scoffed.

The Commerce chief routinely blasts competitors, in a break from the largely polite community of bankers. Friends say Hill's sometimes gruff demeanor masks his warmer side.

"Vernon can be a very stern guy," said golfing buddy Donald Trump, "but he's also very loyal and has a great sense of humor."

Hill's official biography is five sentences long. Four of them are about his bank, which has produced an average return for investors of 35 percent annualized over 10 years. The only non-Commerce sentence reveals he is a graduate of the University of Pennsylvania's Wharton School, who lives in Cherry Hill.

For 25 years, the banker and his wife Shirley, have lived in the same house there, raising four children. The Hills' next home will be in Moorestown, a mansion called Villa Collina with a footprint nearly as large as the White House.

Analyst note Hill's affinity for real estate extends to his banks as well. In choosing the location for his branch at 14th Street and Fifth Avenue, Hill elevated renting space to an art form. Commerce held back on signing a lease there until after Chase branch opened on the second floor, a cheaper but less accessible site.

"Then Commerce swooped in and leased the first floor," noted Adam Barkstrom, an analyst for Legg Mason in Richmond, Va. "It was a brilliant move. They are going to eat Chase's lunch."

But Barkstrom wonders if Commerce's foray into New York comes at too high a price. Further, he says the company's stated break-even point – $35 million – is ridiculously low.

"It's got to be at least $70 million," he said. "They're leasing some of the most expensive real estate in the world. Then you start layering on all the employees they need for their highly personalized style of service."

Commerce is paying $250 per square foot to lease its newest branch. Labor costs also are higher in New York, Hill said, and good help is harder to find. The company interviewed 3,000 applicants to find its first 40 employees.

But as the bank opens more branches, its getting easier to hire staff. An advertising blitz is ushering in customers, and the deposits are mounting."

"I never heard of Commerce until they started giving away hats and t-shirts," said Eddie Huerta, who works at a garage on 63rd Street. "Now we're all talking about free checking."

33

INVESTOR'S BUSINESS DAILY®

Tuesday, July 24, 2001

The New America

COMMERCE BANCORP INC. */Cherry Hill, New Jersey*

In New York, Can A 'Friendly' Bank Succeed?

By Marilyn Alva
Investor's Business Daily

The hours are more like a burger chain's than a banker's.

The same holds true for the everyday low prices and the friendly, can-do attitude of its employees.

Call them McBanks. Vernon Hill won't mind. He's worked hard at fashioning Commerce Bancorp Inc. into the McDonald's of the banking world.

"There is some fast-food flavor to what we do," said Hill, Commerce's founder and chief executive. "In a sense, it's a retail business and not a banking business."

Commerce covers New Jersey, Pennsylvania and Delaware with its airy, look-alike banks that focus obsessively on customer service. They all offer free checking, extended hours and seven-days-a-week banking.

The formula works. Deposits over the last decade have increased at an annual compounded rate of 25%.

The company says it's never closed a branch and it's never lost money on any it opened. At last count, the doors were open at 159 spots, all stamped with a bold red "C" — Commerce's version of the Golden Arches.

Biting The Big Apple

Now Commerce wants to take Manhattan. Plans call for opening 30 branch offices in New York City over the next five years. The first two are set to open soon.

"Manhattan is the most underserved banking market in America," said Hill.

He wants to shatter the banking fortress of the two titans that dominate the New York market: J.P. Morgan Chase & Co. and Citibank, part of Citigroup Inc.

"Over the years the two of them have totally degraded service," Hill said. "They've shut down branch offices. They close at 3."

Whether New Yorkers respond to Commerce's friendly service, free checking and 8 a.m. to 8 p.m. hours remains to be seen. ...

McBanking

Deposits keep pouring in as Commerce Bancorp opens new branches, copying business models of retail chains such as McDonald's. That's fueling growth on all fronts

Second-quarter snapshot

Category	Amount	Year-over-year change
Assets	$13.3 bil	25%
Deposits	8.4 bil	26
Net loans	4.1 bil	19
Revenue	142.8 mil	31
Net income	25.1 mil	30

Annual earnings per share



Volume, Volume, Volume

Hill concedes operating expenses in Manhattan are double or triple those in Commerce's other markets. But he says the average branch size is larger, and that it will make up for the added costs with heavier volume.

"Our biggest challenge will be to get our message out," he said, ... plans to ...

... cluding McDonald's.

Since then, Hill also has used Home Depot and Starbucks as role models.

"Ours is a retail model drawn from the best retail chains," he said. "It doesn't matter whether it's nails or coffee or jeans."

As for its vaunted service, Commerce's strategy is to hire outgoing people pleasers.

"Then we train, train, train," Hill said.

The $70 million in average deposits at a mature Commerce branch is more than twice that of the industry norm, says an A.G. Edwards report. What's more, deposit growth at branches open more than a year averages a high 15%.

"The company uses service and convenience as its competitive advantage," said A.G. Edwards analyst David Stumpf.

Strong Deposit Growth

While it offers free checking, Commerce is a penny pincher when it comes to the interest rates it pays on deposits. The rates are lower than most banks offer. But analysts give Commerce kudos for racking up strong deposit growth despite that.

The company reported that the average cost of its funds in the second quarter was 2.53%, down from an already low 1% the year before. Yet deposits in the quarter grew 28% to $8.4 billion.

Company officials credit strong deposit growth for fueling the top line. It posted second-quarter revenue of $142.8 million, up 31% from a year ago. Earnings were up a record 21% to 74 cents.

At the same time, loans increased 19% to $4.1 billion. Commercial real estate comprised 41% of the pie, followed by consumer with 25%. Last year, consumer loans made up the biggest portion, with a 40% share.

New loan managers hired from larger, consolidating regional banks such as Summit Bancorp, which merged with FleetBoston Financial Corp. in March, have helped grow commercial loans, ...

Hill, who also owns 45 Burger King franchises, is confident.

"In every new market we've gone into we've gotten tremendous response to our service model," he said. "I have no reason to believe Manhattan won't be the same."

Rapid Expansion

Aggressive expansion is Commerce's trademark. It's opened 70 ... last three years ...

... First Call ... earnings ... to $2.98 a ... another 15% ... It trades at ...

CRAIN'S NEW YORK BUSINESS®

August 6–12, 2001

Commerce with a smile

Bank trains for service mode

BY HEIKE WIPPERFURTH

It's a beautiful summer day, but to future employees of a business that's coming into the city are thrilled to be in a small, windowless conference room in downtown Manhattan.

Cheering and chanting, they have already gone through two weeks of exercises in customer service. Now they are ending the afternoon by marching to the front of the room to receive a shiny pin for their efforts. "You wowed me," yells ... Manning, the training ... as some of the new ... fance by him.

It isn't a case of the food chain pumping workers. It's a surefire way of getting ready to do their rah-rah training ... Commerce Bank, ... from Cherry ... takes its inspi... mass-market re... McDonald's and J.P. Morgan ... preparing its ... and other ... perhaps the ... test yet. ... bank will ... slew of ... Manhattan ... friendly ... an in... com... may ... ank... ads ...

... apart. Commerce offers free checking and free ATM transactions. Teller service is available every day, and for long stretches: 8 a.m. to 8 p.m. on weekdays, 8 a.m. to 6 p.m. on Saturdays and 11 a.m. to 4 p.m. on Sundays.

There are perks as well. New Yorkers who enter one of the branches will be able to have a massage or get their shoes shined. Customers can also pick up a New York Times or grab a complimentary cup of coffee and a bagel while they do their banking.

"There may have to be some kind of reaction by other banks," says Gordon Goetzmann, managing vice president at First Manhattan Consulting Group. "Especially because they are offering free checking. It will be a change."

Burger King franchisee

The bank is the brainchild of Vernon Hill, a 55-year-old owner of 40 Burger King franchises, who founded Commerce 28 years ago. As large banks are closing branches, Mr. Hill is aggressively opening outlets to attract deposits.

His contrary approach is working. Commerce has grown to $9.3 billion in assets, $8.4 billion in deposits and 161 branches in New Jersey, Pennsylvania and Delaware. Last year, it posted net income of $80 million, up from $66 million a year ear...

... her. Its stock price has jumped to more than $75 from $65 since January, while Chase Manhattan and others are seeing a dip.

One of Commerce's key profit strategies is to pay lower interest on its checking accounts. Analysts say that consumers prefer this to higher interest rates coupled with the complicated fees charged by most other banks.

Next month, Commerce will see how its methods fare in Manhattan. Its first two branches will open in midtown at West 55th Street and ...

... Upper West Side at 94th Street and Broadway. Two more branches are slated for November openings.

And that's only the beginning. The goal is to open a total of 30 branches in Manhattan, hiring 1,000 employees and gathering at least $7.5 billion in deposits over the next five years. The effort is being overseen by David Slackman, market president, who came from Atlantic Bank of New York in March. The first two branch managers to sign on were Susan B...



FRIES WITH THAT DEPOSIT? Mass-market-style service and customer perks will mark the NY debut of Vernon Hill's Commerce Bank.

Reprinted from

The New York Times

SUNDAY, SEPTEMBER 9, 2001

PrivateSector

Sweating the Nickels and Dimes



Commerce Ban

Tim Shaffer for The New York Times

Vernon W. Hill II, right, chairman of Commerce Bancorp, listened to a customer at a branch in Marlton, N.J. Commerce, one of the nation's fastest-growing banks, enters Manhattan this week.

By JENNIFER REINGOLD

VERNON W. HILL II, chairman and chief executive of Commerce Bancorp, has been having night sweats. Not because his company, a regional powerhouse based in Cherry Hill, N.J., fears that its folksy, service-oriented style will not play in the big city. (It opens its first two branches in Manhattan this week.) Or because he is spending $20 million to go head to head with Citibank and Chase.

No, Mr. Hill, 56, is haunted by one image — the specter of hordes of people lugging sacks of pennies and nickels into his bank to use the coin-counting machine. It is free, even to those without Commerce accounts. "I have this vision of 500 people standing in line with a jar of coins, and they're all mad because they have to wait," he said. So Mr. Hill ordered a second $45,000 ma-

Continued on back

BusinessWeek

SMALLER BANKS WITH ROOM TO GROW

Now is the time to steer clear of the big boys

BY DEBRA SPARKS

MIDYEAR INVESTMENT GUIDE



Looking for a bank stock to invest in? Think small. Large banks Wells Fargo and J.P. Morgan Chase have warned of earnings shortfalls in the second quarter. Others may follow as they continue to digest lousy loans and venture-capital investments. And, with fewer fees being generated from initial public offerings and merger activity, banks' earnings may continue to be sluggish. Yet the Keefe bank index of the 24 largest bank holding companies is up over 17% in the past year, vs. an 18% fall in the Standard & Poor's 500-stock index. "The sector as a whole looks relatively fully valued," says Edward Najarian, bank analyst at Merrill Lynch.

That's why smaller is better. Since many regional banks never funded dicey syndicated loans or underwrote IPOs, their earnings are expected to hold up. "The fundamentals of a select group of mid-caps are really shining right now," says Lori Appelbaum, regional banking analyst at Goldman Sachs. But how does one identify a strong mid-cap regional? Look for banks with strong sales cultures, growing corporate deposits, strong long-term credit quality, and those that focus on expanding profitable products such as checking and money-market accounts.

Many consider Commerce Bank, based in Cherry Hill, N.J., to be the best retail bank in the country. While most banks are shutting down branches and wooing customers to the Internet, Commerce—with $9 billion in assets—has taken the opposite tack. In the next five years, it plans to open 100 new branches. CEO Vernon Hill bases his approach on Home Depot and Wal-Mart Stores. While most banks are raising fees and lowering service, says Hill, "We're going to expand our way to prosperity on the service model."

Branches are open seven days a week, and the bank offers free checking. So far, the strategy has worked. Commerce's revenues have grown 25% a year, and per-share earnings 17%, over the past five years. Its deposits are growing at a 25% annual clip—the highest in the country—vs. a national average of under 1%. David Winton, an analyst with Keefe, Bruyette & Woods, expects Commerce's current stock price of $67 to hit $85 within a year.

POWERFUL KNOWLEDGE. Increasing deposits can be tough anywhere, but doing so in rural or Rust Belt regions is remarkable. Such is the

Regional Bank Picks

COMPANY/TICKER	PRICE*	P/E**
COMMERCE BANCORP CBH Considered the best banking model in the country	$67.60	23
M&T BANK MTB Berkshire Hathaway is the largest investor	75.25	20
TCF FINANCIAL TCB Its supermarket strategy is fueling revenue growth	40.90	16
CITY NATIONAL CYN Beverly Hills banker to the Hollywood stars	42.67	14

*Close on June 15 **Based on 2001 earnings estimates

Data: Bloomberg Financial Markets, Zacks Investment

ILLUSTRATION BY RICK SEALOCK



Metro New York
Suffern
Montvale
Pearl River
Rye
Allendale
Franklin Lakes
Ridgewood
Park Ridge
Wyckoff
Hillsdale
Westwood
RT. 202
Hawthorne
Paramus
Fair Lawn
Yonkers
Cedar Grove
Maywood
Ft. Lee
Nutley
Hackensack
W. Caldwell
Lyndhurst
Verona
Bloomfield
Manhattan
Springfield
Rahway
Union
Staten Island
NEW YORK
Queens
Brooklyn
RT. 478
RT. 495
Long Island
East Northport
Mount Sinai
Setauket
Northport
Selden
Huntington
Huntington Station
Smithtown
Commack
Farmingville
Westbury
Hicksville
Deer Park
Patchogue
Garden City
East Meadow
Farmingdale
East Islip
Bay Shore
Massapequa
Long Beach
Fair Haven
Aberdeen
Red Bank
Hazlet
Middletown
Holmdel
West Long Branch
Marlboro
Lincroft
Eatontown Circle
Tinton Falls
Ocean Twp.
Freehold
Neptune
I-195
Wall Twp.
Howell
Spring Lake
Lakewood
Brick
Point Pleasant
RT. 37
Mule Rd.
Toms River
Bayville
Forked River
Barnegat
Manahawkin
Beach Haven
Brigantine
Broadway
Madison Ave.
Park Ave.
3rd Ave.
Central Park
94th & Broadway
Upper West Side
74th & Broadway
Upper East Side
E. 94th
E. 74th
E. 64th
85th & 3rd
77th & 2nd
64th & 3rd
W. 55th
W. 34th
Midtown
55th & 6th
E. 43rd
W. 26th
7th Ave.
26th & 7th
43rd & 3rd
Chelsea
W. 14th
8th Ave.
6th Ave.
5th Ave.
32nd & Park
Union Square
14th & 5th
Warren St.
Barclay St.
E. 3rd
NoHo
Bond & Broadway
Wall St.

Commerce Bank


375+ Offices
Existing
Coming
NEW JERSEY
PENNSYLVANIA
DELAWARE
Metro Philadelphia
I-80
I-78
I-95
I-295
NORTHEAST EXTENSION
PA TURNPIKE
NJ TURNPIKE
A.C. EXPRESSWAY
RT. 1
RT. 9
RT. 13
RT. 30
RT. 38
RT. 40
RT. 41
RT. 70
RT. 72
RT. 73
RT. 202
RT. 206
RT. 273
Mt. Olive
Randolph
Chester
Parsippany
Montville
Fairfield
Pompton Lake
Morris Plains
Morris Township
Clinton
Berkeley Heights
Gillette
Summit
Bridgewater
Scotch Plains
Garwood
Fanwood
Warren
Raritan
Flemington
Somerville
S. Plainfield
Franklin
Hillsborough
Metuchen
S. Brunswick
E. Bruns
Princeton
Dayton
Pennington
Quakerbridge
West Windsor Twp.
East Windsor
Ewing Twp.
Trenton
Golden Crest
Hamilton Twp.
Willingboro
Rancocas
Jackson Tw
Mt. Holly
Lumberton
Whiting
New Britain
Doylestown
Warwick
Towamencin
Warrington
North Penn
Montgomeryville
Newtown
Upper Gwynedd
Horsham
Warminster
Lower Gwynedd
Hatboro
Richboro
Morrisville
Collegeville
Trooper
Maple Glen
Upper Southampton
Lower Southampton
Falls Twp.
Feasterville
Whitpain
Willow Grove
Bensalem
Royersford
Blue Bell
Abington
Levittown
Delran
King of Prussia
Flourtown
Jenkintown
Cinnaminson
Valley Forge
Bustleton Pk.
Roosevelt/Grant
Lionville
Wayne
Andorra
Moorestown
Newtown Square
Devon
Upper Merion
Woodhaven Rd.
Franklin & Magee
Pennsauken
Mt. Laurel
Lawrence Park
Haverford
Philadelphia
Merchantville
Evesboro
Exton
Thorndale
University City
19th & Market
Camden
Cottman
Cherry Hill
Upper Darby
Springfield
Haddon Heights
Marlton
Medford
West Chester
Westtown
Aston
Media
Broad & Jackson
Rittenhouse
Whitman
Haddonfield
Voorhees
Concord Township
Brookhaven
Chichester
Mac Dade Blvd.
2nd & South
Stratford
Bellmawr
Naamans & Marsh
Ridley
Woodbury
Runnemede
Berlin
Hockessin
West Deptford
Deptford
Atco
Wilmington
Gloucester Twp.
Turnersville
Sicklerville
Newark
New Castle
Talleyville
Mullica Hill
Pitman
Washington Twp.
Glassboro
Williamstown
Bear
Hammonton
Galloway
Absecon
Northfield
Vineland
English Creek
Somers Point
Ocean City
Marmora
Cape May Court House
040502


Commerce
Bank
OPEN 7 DAYS

A rapidly expanding branch network drives Commerce Bank's success. Since our inception in 1973, we have viewed our branches as profit centers and implemented a strategy that emulates the nation's leading power retailers. Our distinctive branches are the key to our ability to gather deposits at a rate that outpaces the majority of the nation's financial institutions.

During 2001, Commerce opened 34 new branches throughout the metro Philadelphia and metro New York markets. Our debut in Manhattan was a highlight of this expansion campaign.

During 2002, we will accelerate our expansion to capitalize on the numerous new business opportunities that exist throughout the four-state Commerce footprint. Commerce will answer the often asked question, "When are you coming to my neighborhood?" by constructing 41 new branches. Our 2002 construction plans include six additional branches in Manhattan and our first locations on Long Island.

By combining a local, hometown bank mindset with the extensive resources of a major regional financial institution, Commerce has the ability to provide unsurpassed personalized service to an array of customers ranging from individual retail account holders to the region's largest commercial enterprises, health care providers, educational institutions and government entities.

40+ New Branches in 2002

NEW YORK

Manhattan
32nd & Park
43rd & 3rd
14th & 5th
74th & Broadway
Bond & Broadway
85th & 3rd

Brooklyn
Brooklyn Heights

Queens
Astoria

Rockland County
New City
Pearl River

Long Island
Garden City
Massapequa
Farmingville
Patchogue
Smithtown
East Northport
Amityville

NEW JERSEY

Bergen County
Fair Lawn
Fort Lee
Paramus

Burlington County
Mount Laurel
Willingboro

Essex County
West Caldwell

Gloucester County
Deptford

Mercer County
East Windsor
Princeton
West Windsor

Middlesex County
New Brunswick
Edison
Metuchen
Old Bridge
Piscataway

Monmouth County
Holmdel
Marlboro
Neptune
Spring Lake Heights
Wall

Morris County
Montville
Morris Township
Parsippany
Chester

Somerset County
Bridgewater (Rt. 202)
Bridgewater (Rt. 22)
Franklin
Hillsborough

Union County
Berkeley Heights
Springfield
Union

PENNSYLVANIA

Bucks County
Warrington

Chester County
Lionville
Westtown

Delaware County
Upper Darby

Montgomery County
Hatboro
Harleysville
Horsham

Philadelphia County
Frankford Avenue
Society Hill



NORTH
NEW YORK
CENTRAL
PENNSYLVANIA
SHORE
SOUTH
DELAWARE

Commerce's ambitious expansion plans took an exciting turn in 2001, when "America's Most Convenient" Bank made its Manhattan debut. Prior to welcoming our first customers, we waged an aggressive marketing and public relations campaign to help promote our focus on convenience and unsurpassed service.

"The people of New York deserve Commerce Bank," said Chairman and President Vernon W. Hill. "New Yorkers no longer have to accept banks that open late and close early, provide poor service, and charge outrageous fees. New York is the city that never sleeps—except for its banks."

In keeping with our strategy of having local managers run our operations, Commerce hired two long-time Manhattan banking executives to help lead the charge. David S. Slackman was named Market President of our new Manhattan operation. He was joined by George Jarvis, Senior Vice President of Lending. Senior Retail Market Manager Daniel DelRoccilli, an experienced Commerce veteran, was another important member of the launch team.



America's Most Convenient Bank Is Here
Commerce Bank
OPEN 7 DAYS
94th & Broadway
74th & Broadway
Upper West Side
Upper East Side
85th & 3rd
64th & 3rd
55th & 6th
26th & 7th
Midtown
43rd & 3rd
43rd & 6th
Chelsea
32nd & Park
23rd & 3rd
14th & 5th
Union Square
NoHo
Bond & Broadway
Open
Coming
• Totally FREE Checking
• Seven-Day Branch Banking
Weekdays 8 - 8
Saturday 8 - 6
Sunday 11 - 4
OPEN
• America's Best Online Banking
commerceonline.com
Now Open...
26th & Seventh ○ 55th & Sixth ○ 64th & Third ○ 94th & Broadway
Commerce Bank
America's Most Convenient Bank®
1-888-751-9000
200+ offices throughout New York, New Jersey, Pennsylvania & Delaware
Member FDIC

Just three days prior to our grand openings at the first two Manhattan branches, the tragic events of September 11, 2001 forced us to revise our plans. Reflecting the resilience of the people of New York and the nation, we moved forward with the openings located in Midtown at 55th Street and Sixth Avenue and on the Upper West side at 94th Street and Broadway at the end of September. To help fuel the momentum, Commerce opened two more branches in late December – one on the Upper East Side at 64th Street and Third Avenue and one in Chelsea at 26th Street and Seventh Avenue.

Engaging Our New York Customers

Response to the new Commerce branches has been tremendous. Deposits totaled nearly $100 million in just the first three months.

In true Commerce style, all of the new branches are situated in prime locations. Unlike the cold impersonal look and feel of many New York banks, Commerce branches are dramatic examples of a design strategy that has been crafted to engage customers. Vast expanses of glass give pedestrians unobstructed views of the interior and activities that are going on inside. Special signage, plasma video screens, and the clearly recognizable red "C" logos add to the unmistakable Commerce look.

As part of an aggressive metro New York expansion plan, Commerce will open six more Manhattan branches in 2002. All locations will feature seven-day branch banking services, with the longest banking hours in Manhattan:

- 8 a.m. to 8 p.m. Weekdays
- 8 a.m. to 6 p.m. Saturday
- 11 a.m. to 4 p.m. Sunday

All Manhattan branches include our popular *Penny Arcade* free coin counting machines.

Coming To Long Island

As part of our plan to serve all of metro New York, we are expanding to Long Island. During the spring of 2002, the first four Commerce branches will open in Garden City, Massapequa, Patchogue and Farmingville. Two more branches are slated to open later in the year.

Looking to the future, Commerce is committed to open more than 60 Long Island branches during the next five years. The five-year plan for Manhattan calls for a total of more than 30 offices. In all, the master plan for metro New York includes more than 400 branches.



David S. Slackman
President and Market Manager
Manhattan



Christopher Giamo
Senior Vice President and Market Manager
Long Island


Long Island
Existing
Coming
East Northport
Mount Sinai
Setauket
Northport
Selden
Huntington
Smithtown
Huntington Station
Commack
Farmingville
RT. 495
Deer Park
Patchogue
Westbury
Hicksville
Queens
East Islip
Garden City
Farmingdale
East Meadow
Bay Shore
Massapequa
RT. 478
Brooklyn
Long Beach



Rancocas Branch Teller Services Manager, Cami Caputi, and Branch Manager Jill Ross review a customer's account.



Michael C. Carbone
Senior Vice President and Market Manager

Commerce Bank's unique retail strategy prevails throughout southern New Jersey, our original market. During the past 29 years, Commerce has grown from a single office in Marlton to a regional financial powerhouse, with 21% of the southern New Jersey market share and $4.1 billion in deposits.

Commerce's success in the South Jersey counties of Camden, Burlington, Gloucester, Atlantic, Cape May and Cumberland exemplifies the Bank's commitment to delivering convenient service with unwavering consistency. Outstanding employees led by a strong management team are an element of the Commerce model that continues to produce exceptional results.

Although Commerce holds the greatest market share in Burlington, Camden and Gloucester Counties, which comprise the heart of southern New Jersey, there still is potential for significant gains.

In 2001 Commerce's southern New Jersey market deposits grew by $636 million, an increase of 18% compared to 2000. Loan growth also was significant. Loans increased 21% to $2.6 billion. Cumberland County, where Commerce opened its first branch in 2001, will be another important source of new business in the years to come.

Along with attracting a steady stream of new retail banking customers, Commerce experienced significant gains in commercial business throughout southern New Jersey.



The University of the Arts in Philadelphia maintains an extensive relationship with Commerce Bank. Pictured left to right, John Trojan, Chief Financial Officer for the University of the Arts, Carol Ann Urban, Vice President/Commerce Cash Management, and Manju Bakaya, Supervisor of Accounting and Kathie Jeffries, Senior Accountant for the University of the Arts.



Glenn K. Holck
President and Market Manager

The Pennsylvania market reached a significant milestone in 2001 when assets exceeded $2.3 billion. Deposits grew by 39% during the year to reach $2.0 billion. Loans increased by 40% to $594 million.

Throughout 2001, Commerce expanded its team of Pennsylvania-based lenders. Unlike many out-of-town competitors, Commerce knows the value of developing a thorough understanding of its customers' individual business needs. As a result, Commerce bases decisions regarding commercial financing on far more than computer-generated credit-scoring models and balance sheet analysis. At Commerce, local loans are made by local bankers.

Commerce's increasing presence in the greater Philadelphia market has led to valuable new business relationships with many of the region's leading companies. Their confidence is a testament to Commerce's strong team of knowledgeable, locally-based financial experts who are committed to building long-term business partnerships with their customers.

Philadelphia and its suburban counties of Bucks, Delaware, Chester and Montgomery are a core Commerce market. Commerce's steady growth in this region has contributed significantly to the Bank's success in recent years. From our first branch in 1984 we have grown to a network of 47 branches and $2.0 billion in deposits.

During 2001, Commerce opened 11 offices including a new regional office in Montgomery County. A second regional headquarters facility will open nearby in 2002, as Commerce works to capitalize on the new business opportunities along the Route 202 corridor in both Montgomery and Chester Counties.

After just two full years of operation, Commerce Bank /Central deposits are growing at a triple digit pace. During 2001, deposits grew by $613 million, an increase of 116%. Loans increased 37% to reach $369 million.

Commerce capitalized on new business opportunities that arose when disgruntled customers impacted by the merger of Summit Bank with FleetBoston Financial began looking for a new local bank. Commerce took aggressive steps during the year to build brand awareness throughout central New Jersey and spread the word about its unique retail approach. An ambitious building campaign helped to boost our presence. The Bank opened eight new central New Jersey branches in 2001 and plans to open 10 more during 2002.

In essence, both retail banking and commercial customers are craving the hallmark features that set Commerce apart from the competition. The Commerce retail model and unique cash management approach have fueled our continuing success in government banking in the Central region. Seven-day branch banking, energetic employees and locally-based lenders are proving to be the ideal combination in Hunterdon, Somerset, Mercer, Morris, Middlesex and Union Counties. "America's Most Convenient Bank" is rapidly becoming central New Jersey's most popular bank.



Mike Shevell, Chairman of New England Motor Freight, and Jon Shevell, Executive Vice President, show off one of their new trucks to Commerce's James Vogel, Vice President, Middle Market Lending.



Fred Graziano
President



Kevin T. Gillen
Senior Vice President and Market Manager

Board of Directors

Fred Graziano
President
Commerce Bank/Central
Flemington, NJ

Vernon W. Hill, II
Chairman and President
Commerce Bancorp, Inc.
Cherry Hill, NJ

Roland D. Boehm, Sr.
Vice Chairman
Mercer Mutual Insurance Company
Pennington, NJ

Louis R. DeFalco
Founder/Managing Partner
DeFalco & Co., Certified Public Accountants
Scotch Plains, NJ

Dale J. Florio
Founder
Princeton Public Affairs Group
Trenton, NJ

Harvey A. Holzberg
President
Robert Wood Johnson University Hospital
New Brunswick, NJ

Arnold F. Horvath
Senior Vice President
Commerce Bank/Central
Flemington, NJ

John A. Lynch
Former New Jersey State Senator
East Brunswick, NJ

Gary T. Puma
President
Presbyterian Homes, Inc.
Princeton, NJ


PATRIOTS

Commerce Bank Park, home of the Somerset Patriots baseball team

A record-setting year was sparked by significant gains in brand awareness and a successful campaign to increase retail banking business.

Commerce Bank / North's deposits grew by 53% to $1.3 billion. In addition, assets increased by 34% to reach $1.4 billion. Loans increased 17% to reach $379 million. As in other areas of New Jersey, Commerce used the unrest created by the merger of Summit Bank and FleetBoston Financial to its advantage. During the year, former Summit customers in search of a local bank opened nearly 25% of the Bank's new accounts.

Commerce Bank /North extended the reach of its network, which covers Bergen, Passaic and Essex Counties, by opening its first three branches in Essex County in 2001. Two more branches are scheduled to open in 2002.

Commerce Bank / North has more than doubled in size over the past two years. This significant growth has been fueled by Commerce's ability to answer northern New Jersey's call for a local bank that understands the needs of local customers and is committed to meeting those needs.



Gregory N. Gerken
Senior Vice President and Market Manager



James R. Napolitano
President

Board of Directors

James R. Napolitano
President
Commerce Bank/North
Ramsey, NJ

Vernon W. Hill, II
Chairman and President
Commerce Bancorp, Inc.
Cherry Hill, NJ

Michael Critchley
Attorney
West Orange, NJ

William F. Dator
President
Dator Commercial Real Estate, Inc.
Mahwah, NJ

Dennis M. DiFlorio
Executive Vice President and
Chief Retail Officer
Commerce Bank, N.A.
Mt. Laurel, NJ

John P. Ferguson
President and CEO
Hackensack University
Medical Center
Hackensack, NJ

Joseph A. Haynes
First Vice President
PaineWebber, Incorporated
Hackensack, NJ

Esko J. Koskinen
President
Greenway Construction Company, Inc.
Montvale, NJ

Joseph M. LoScalzo
President
Jomac Realty Co., Inc
Glen Rock, NJ



Intarome Fragrance Corporation President Daniel Funsch and Commerce's Dominick Miceli, Regional Vice President, stand amid fragrance control samples in Intarome's laboratory.

New Jersey's Ocean and Monmouth Counties and Commerce Bank share an important common denominator: rapid growth. In recent years, the area served by Commerce Bank/Shore has gained notoriety for being one of the region's most affordable places to live. As a result, the number of new homes, businesses, and residents is growing quickly, creating tremendous opportunities for Commerce to increase its market share.

In 2001, Commerce Bank/Shore's deposits grew by $381 million, an increase of 35%. Loans were up by $100 million, an increase of 21%. Assets rose by 35% to reach nearly $1.6 billion.

Commerce has become the region's major local bank by providing quality financial services through an expanding network of conveniently located branches. The Commerce retail model is ideally suited to meet the needs of the rapidly growing number of customers who are migrating to Monmouth and Ocean Counties.

In addition, Commerce understands the unique aspects of the region's businesses, which cater to the tourism and vacation trade. To help meet their individual needs, Commerce has developed special credit enhancement programs and seasonal payment schedules. Commerce also offers a wide range of financing and business banking services for the many other small- to medium-sized businesses that serve the area's escalating population.



Joseph Buckelew
President



James T. Kiernan
Senior Vice President and Market Manager



Supersteins' partners Todd (left) and Larry Katz (right) tour one of their many paint and wallpaper centers with Commerce's Vince Vita, Monmouth Regional Vice President.

Board of Directors

Joseph Buckelew
President
Commerce Bank/Shore
Toms River, NJ

Vernon W. Hill, II
Chairman and President
Commerce Bancorp, Inc.
Cherry Hill, NJ

Franklin H. Berry, Jr.
Attorney, Senior Partner
Berry, Kagan, Sahradnik, Kotzas and Riordan
Toms River, NJ

Nicholas A. D'Apolito, CPA
Nicholas A. D'Apolito & Company
Little Silver, NJ

Dan D'Onofrio
Real Estate Developer
Toms River, NJ

John K. Lloyd, FACHE
President
Meridian Health Systems
Wall, NJ

James J. Mancini
Mayor of Long Beach Township
Freeholder
Ocean County, NJ

Daniel M. Monroe, CPA
Senior Partner
Cobb, Monroe & Rhine
Toms River, NJ

Gerald F. Murphy
Chairman, Broker of Record
Murphy Realty Preferred Homes
Rumson, NJ

Peter M. Musumeci, Jr.
Executive Vice President
Commerce Bancorp, Inc.
Cherry Hill, NJ

Vincent Storino
Owner
Jenkinson's South, Inc.
Point Pleasant Beach, NJ

John P. Silvestri
President
Site Development, Inc.
Mt. Laurel, NJ

Duncan C. Thecker
President
Duncan C. Thecker Associates
Farmingdale, NJ

Jerold L. Zaro
Attorney
Ansell, Zaro, Grimm & Aaron
Ocean, NJ

Although still a relatively new bank in the State of Delaware, Commerce is gaining recognition for providing customers with a retail experience that is second to none.

Efforts to increase the public's awareness of the Commerce brand in Delaware produced positive results and led to an increase of 10,000 new households in 2001.

Commerce Bank/Delaware's continuing growth was reflected by other key indicators. During 2001, deposits rose by $80 million to $148 million, an increase of 120%. Assets increased 119% to reach $158 million. Loans increased 82% to reach $48 million.

As one of Commerce's newest markets, Delaware holds considerable potential for significant growth over the next several years.



Fred C. Sears, II
President

Plans are underway to extend the Commerce network by opening new branches in Christiana, Newark, and Stanton.



Talleyville CSR Erin Gallagher (right) and Branch Manager Jennie Macauley (standing) assist Elaine Mahla, Treasurer of the A.I. Dupont Hospital Auxiliary, with the organization's account.

Board of Directors



America's Most Convenient Bank

Providing a great retail experience that turns customers into loyal "fans" is a vital part of Commerce Bank's model. Our relentless commitment to delivering extraordinary service goes well beyond the norm in today's banking environment.

Convenience is of utmost importance to our customers. With this in mind, we have developed a "bricks and clicks" strategy that meshes the best in branch banking with award-winning online banking. Our goal is to enable customers to do their banking whenever, wherever and in whatever way they choose. As a result, we have become "America's Most Convenient Bank."

Commerce's popular hallmark services include:

- Seven-day branch banking
- Free personal checking
- The nation's leading online banking service
- 24 hour bank-by-phone
- Free Penny Arcade coin counting machines

"Retailtainment"

We think and act like retailers. Our easily recognizable branches are carefully designed and located to maximize convenience. All Commerce branches are open seven days a week and offer the longest hours in the region. At Commerce we believe in the idea of "retail-tainment." We strive to create a sense of fun for our customers and our employees through an array of special events, contests, and other unique activities. Our goal is to ensure that Commerce customers leave our branches with a smile.

Our unique approach to banking is producing results that are far from typical. Commerce Bank's average branch deposits grew 27% in 2001. Our average monthly customer visits per branch grew by 8%, with some branches reporting nearly 100,000 customer visits per month. A dramatic boost in low-cost core deposits, which increased 39% to $9.5 billion further reinforced the power of our retail model.

A Growth Retailer


COMPARABLE STORE SALES
In Millions
Average Branch Size
$70
65
60
55
27%
$57
$72
2000
2001
December
Branches 2 Years or Older



Dennis M. DiFlorio
Chief Retail Officer



John J. Cunningham, Jr.
Chief Marketing Officer

(left) Customer Janie Frost discusses Commerce products and services with Lucidi Carver, head teller at the Berlin branch.

America's Best Online Banking commerceonline.com

Commerce's popular interactive Web site continued to produce industry-leading results. Our online banking household penetration rate exceeded 30% in 2001. More than 165,000 customers used our online banking services throughout the year.

Commerceonline.com combines a variety of banking, stock trading and insurance services at one convenient Internet address. Customers who visit our interactive online financial services center can:

- Gain quick, real-time access to all of their accounts
- Pay bills online
- Apply for a loan
- Buy and sell stocks
- Obtain free insurance quotes

During 2001, Commerce unveiled the "*WOW! Zone,*" an exciting new addition to our Web site. Building on the legacy of our highly successful Commerce SuperSavers program, the "*WOW! Zone*" provides children and teens with an opportunity to learn about the value of money through animated, interactive modules, games and stock trading simulations.

Among the most unique features of the "*WOW! Zone*" are the lesson plans from our Commerce SuperSavers program, which teachers and educators can download. Local educators can contact Commerce through the "*WOW! Zone*" and sign up for one of our many community education programs.


Commerce
WOW!
ZONE
Commerce Bank
OPEN 7 DAYS

America's Most Convenient Bank

FREE Checking

Seven-Day Branch Banking
Weekdays 7:30-8
Saturday 7:30-6
Sunday 11:00-4
OPEN

America's Best Online Banking
Bank 24 hours a day FREE at commerceonline.com

Visit your nearest branch, connect to *commerceonline.com* or call **1-888-751-9000.**

Commerce Bank America's Most Convenient Bank®

200+ convenient locations throughout New Jersey, Pennsylvania, New York & Delaware

Member FDIC

FREE Checking

FREE Checking

FREE Checks

Visit your nearest branch, connect to *commerceonline.com* or call **1-888-751-9000.**

Commerce Bank America's Most Convenient Bank®

200+ convenient locations throughout New Jersey, Pennsylvania, New York & Delaware

Member FDIC

Seven-Day Branch Banking

Weekdays 7:30 - 8
Saturday 7:30 - 6
Sunday 11:00 - 4
OPEN

Visit your nearest branch, connect to *commerceonline.com* or call **1-888-751-9000.**

Commerce Bank America's Most Convenient Bank®

200+ convenient locations throughout New Jersey, Pennsylvania, New York & Delaware

Member FDIC

Other Delivery Channels Focus On Convenience

In addition to online banking, Commerce offers customers other convenient ways to access their accounts 24 hours a day. Our 1-800-YES-2000 telephone banking service enables customers to:

- Open accounts
- Check account balances
- Transfer funds
- Apply for a loan
- Speak to a customer service representative around the clock, 365 days a year

The Commerce Check Card, a multifunction debit/ATM card, gives customers another easy way to bank with us. Check Card holders can use automated teller machines nationwide and make purchases wherever VISA® is accepted.

Convenient Lending Services

Meeting customers' lending needs by providing knowledgeable guidance and prompt approvals is a vital aspect of our retail banking strategy. Commerce's team of residential mortgage lenders posted a 40% increase in loan originations for the fourth consecutive year and surpassed $1 billion in originations during 2001. To ensure that customers receive the best possible service, every loan application is taken by a seasoned lender who is well-equipped to discuss all of the financing options that are available. In true Commerce fashion, our loan officers regularly meet with customers in the evenings and weekends in order to deliver convenient lending services.





Retail lending experienced a significant growth in 2001 with $1.6 billion in originations — an 83% increase over originations in 2000.

Memorable Service

Commerce has created a culture that recognizes the value of delivering a great retail experience throughout every phase of our organization.

Employees who embrace our culture are the most important factor in Commerce Bank's success. At every level, employees are empowered and encouraged to do whatever it takes to exceed the expectations of their customers.

To help prevent bureaucratic procedures from detracting from delivering outstanding service, our employees are rewarded for identifying "stupid rules" that keep them from "*WOWing*" their customers.

We celebrate the outstanding performances of star employees through an extensive recognition program. Throughout the year, "*WOW!*" Awards are presented to exceptional employees. Our annual *"WOW!"* Awards salute our star performers company-wide.

Other special tributes and activities such as Teller and Customer Service Representative Appreciation Weeks reinforce the vital role our front line employees, as well as those working behind the scenes, play in Commerce's ongoing success.


WOW!
the Customer

John Manning, Vice President/Manager of the WOW! Department, instructs new Commerce employees in the art of "WOWing" Customers, with the help of Mr. C, our company mascot, during one of his Traditions classes.

Commerce University At A Glance

- Culture is the key reason why Commerce University exists.
- The Commerce University staff includes 40 full-time and adjunct professional trainers. Life is all about "*WOW!*" at Commerce University, where during 2001, more than 2,000 employees were introduced to the Company's passion for delivering truly memorable service.
- The University encompasses several areas of concentration including:
  - School of Retail Banking
  - School of Lending
  - School of Operations
  - School of Insurance
- Enrollments exceeded 15,000 in 2001

The University, one of the nation's most comprehensive corporate training facilities, infuses employees with a continuous source of intense vitality, and provides them with numerous opportunities to broaden their professional horizons.

Commerce University gives entry-level employees the technical training they need to begin their financial services careers. To keep pace with the ever-present need for knowledgeable and ambitious managers, the University provides a wealth of advanced training and leadership courses. Every course includes components that emphasize our passion for service excellence.

During 2001, the University opened two additional training campuses to support Commerce's expansion efforts. The newest additions are located in South Plainfield, New Jersey and Manhattan. In all, Commerce University encompasses 15 training centers.



The University also initiated a Certified Consumer Lending program designed for branch managers, assistant branch managers and customer service representatives. Course participants are required to complete 40 hours of classroom sessions and workshops followed by six weeks of on-the-job lending training.

Commerce has made a commitment to enhance its training and development efforts in support of Commerce National Insurance Services. To achieve that goal, Commerce has officially formed the Commerce National School of Insurance under Commerce University. The school will focus on training in insurance, technology, sales and customer service standards.

Commerce is one of the few companies in the country where employees can earn college credit recommendations by completing certain training courses. The "credit recommendations," offered by the American Council on Education (ACE) are based on careful reviews conducted by a team of college faculty experts.

In 2001, Commerce University's Centralized Customer Service Training program was recommended for three credits. The new Certified Consumer Lending program received a recommendation for six credits. Other Commerce University programs that are recommended for college credit include Customer Service Representative Training and Teller Training.

Commerce Bancorp stock options are an important incentive offered to employees who complete certificate, degree and management training programs. The potentially valuable options provide employees with an opportunity to share directly in Commerce's future success.



IT'S A WOW!
IT'S A WOW

Deborah Jacovelli, Vice President and Director of Training and Development, is the Dean of Commerce University.

Along with training employees at all levels, the University orchestrates a mystery shopping program to help ensure the service Commerce delivers is always of *WOW!* caliber. Mystery shoppers are trained to pose as customers. They visit branches, conduct drive-through lane transactions and call our centralized customer service reps on a rotating basis to evaluate the level of service they receive. During 2001, Commerce University coordinated 14,000 mystery shopping encounters.

The Power of *WOW!* turns Customers into loyal Fans!

"*WOW!* the Customer" is a service attitude . . . it's about delivering unparalleled service day-in and day-out.

We want all of our Customers to be passionate about doing business with us . . . every day. So every day, we set out to "*WOW!*'em!"

Commerce employees are dedicated to providing nothing short of extraordinary service. We receive hundreds of letters each year from Customers – and non-Customers – who have been "*WOWed!*" by Commerce employees' efforts. Letters from Fans who are impressed by our 7-day-a-week branch banking and long hours. Letters from Fans who are delighted to find we offer free coin counting through our Penny Arcade machines. And, letters from Fans who are overwhelmed by those employees who have "gone the extra mile" on their behalf.

Each year, we honor those employees who go the "extra mile" at our annual *WOW!* Awards ceremony. The third annual *WOW!* Awards celebration was held at the Tweeter Center in Camden, New Jersey, on March 24, 2001. Some 3,500 Commerce employees attended the Academy Awards-like event to cheer the accomplishments of more than 50 Commerce employees who earned stock options for their tireless efforts to *WOW!* Customers every day.

We work hard to maintain the Commerce *WOW!* spirit. We provide our employees with a "SMART" Principles card to help remind them every day how to exceed our Customers' expectations.

Another way we work to keep the *WOW!* alive is through our Red Friday celebrations. Red Friday, inspired by our signature red "C" logo, is a weekly celebration when employees wear their favorite red business attire to symbolize their enthusiasm for Commerce's phenomenal success and dedication to exceeding Customers' needs.

Commerce Customers take part in the celebration as well! Once each month, many Commerce branches hold Red Friday raffles to award one lucky Customer wearing red with free Commerce merchandise.

"SMART" Principles

WOW! the Customer

Say "YES" To Customers!

Make Each Customer Feel Special!

Always Keep Customer Promises!

Recover! To Err Is Human; To Recover Is Divine!

Think Like The Customer!

Commerce Bancorp





August 4, 2001 (via email)

Dear Mr. Hill,

I am writing to you about my experience upon entering your Feasterville branch. As I walked through the lobby, I was immediately welcomed by one of your Customer Service Representatives, Michelle Taurino. Her friendly warm manner was quite evident.

My visit was mainly to check out what Commerce Bank had to offer. I was not planning on opening an account that day. Ms. Taurino's knowledge and patience encouraged me to open both a checking and a savings account. She could not have been more helpful and the experience could not have been more pleasant.

Ms. Taurino went the extra mile to do everything possible to meet all my needs. There are few people today who are of the caliber of Ms. Taurino. Commerce Bank is very lucky to have such a competent, dedicated employee.

I have already told 3 friends of my experience and they plan to also open accounts at Commerce Bank. You can certainly thank Ms. Taurino for that.

Sincerely,

Dianne Schwartz

Yahoo! Message Boards: CBH - March 2002

Jim Cramer recommends and buys CBH

Time for me to make the big change in financials. I have not seen any of the strength in the brokerage industry that I expected by now. In fact, the industry remains in the doldrums, courtesy of Enron and a remarkable inability of this new issues market to get unstuck. That means there will be another round of estimate cuts for the brokerage industry.

Frankly, I am tired of getting hit by estimate cuts and I feel like I have enough exposure in the brokerage industry with Citigroup (C:NYSE).

I initially bought Morgan Stanley Dean Witter (MWD:NYSE) a long time ago and recently bought more because I believed that the worst was over for brokerage, for underwriting and for mergers and acquisitions. That was wrong.

I examine my theses constantly. When a thesis goes awry, I change my position. My thesis on Morgan Stanley has now gone awry and I can't defend it anymore.

One could argue that my last buy, which was done three points ago, was therefore stupid. When I bought that stock I thought that Enron would be isolated. It wasn't.

I want to replace Morgan Stanley with a financial play that to me represents the future of banking in this country: Commerce Bancorp (CBH:NYSE). This New Jersey bank, an $11 billion in assets bank, is where my family banks. We bank there because it has non-banker hours – it is open every time I look – they treat us fantastically and they have passbooks for kids, so my kids are learning to save. (They also have these great machines so my kids can bring in change and get it counted. The kids love going to Commerce Bank; it's like going to the mall.)

In my community, every bank has been bought by another larger bank, and my wife and I have taken our banking from one bank to another every three years. Now we have a bank with an officer who knows us, who treats us well. We have a bank that is a joy to go to. OK, it doesn't give us as good an interest rate as another bank may, but that just makes me want to buy the stock more.

The people who run Commerce Bank understand convenience. They understand how to grow without taking on new risk. They understand how to win people over with service.

Fortunately, my experience is not just anecdotal. It has been replicated by thousands of people in communities in New Jersey in the last few years. This is the kind of mid-cap growth company that could become huge and I think that it will be the wave of the future.

After you read this, I am going to buy 1,500 shares of Commerce Bancorp.

James J. Cramer



◀ *James J. Cramer is the host of the popular nationally broadcast radio program* Real Money. *He is a founder of* Smart Money Magazine. *Mr. Cramer contributes to* Time Magazine *and provides stock market commentary for* CNBC TV.

THE RUBENSTEIN COMPANY, L.P.

January 10, 2001

Mr. David M. Clayton
Customer Service Representative
Commerce Bank
200 Lancaster Avenue
Devon, Pennsylvania

Dear David,

I just wanted to drop you a short note to thank you for assisting my wife and me in obtaining a home equity loan for our home in Berwyn. From the time I first walked in to meet you in mid-December, you were professional, prompt and courteous. Your patience during the final days, and during closing, was very much appreciated.

Your service was very much typical of the type of treatment and attention we have received at Commerce Bank. We look forward to continuing our relationship with you.

Best personal regards,

Peter A. Talman
Senior Vice President & Director of Leasing

Cc: Mr. Mark Metzger, Branch Manager

August 15, 2001

Mr. Gerard A Murray
Commerce Bank
1101 Hooper Avenue
Toms River NJ 08753

Dear Mr. Murray:

My husband and I recently moved to Toms River from Springfield. As this was a permanent move for us, we opened up an account with your bank. I just wanted to take the opportunity to let you know how pleased I am to find that Customer Service is still alive and well at Commerce Bank.

Recently, my son unexpectedly came down from North Jersey and I wanted to start a bank account for him. When I called the bank to see what time it closed, I spoke to Sonia Grant and found that the bank was just closing. She must have sensed the disappointment in my voice and asked where I lived. I told her near Mule Road. She told me to come right over and she would wait for me.

We opened the account and I apologized to Sonia for any inconvenience she had incurred in her staying after the bank had closed. With a smile on her face she told me that it was not a problem and I knew she meant it. My feeling is that she would do this for any customer of Commerce Bank.

Please congratulate Sonia and any other members of your banking team for their dedication to service and exceeding customer expectations.

Sincerely,

Catherine D. Salardino
Toms River



Gary Puma (left), CEO of Presbyterian Homes, and Norman V. Buttaci, Senior Vice President, Commerce's Health Care Financial Services Group look over some of the 108 acres of the Meadow Lakes Senior Facility in Hightstown, New Jersey.

Commerce Bank specializes in developing financial solutions designed to meet the diverse needs of a wide range of customers. Our emphasis on providing customized services rather than simply selling standardized products sparked significant gains in our lending business during 2001.

2001 Lending Highlights

- 24 % increase in loans to $4.5 billion
- The origination of $4.7 billion in new loans
- Outstanding credit quality, with non-performing assets of just .17% of total assets

Local Lenders Making Local Loans

At Commerce, we make sure our customers have direct access to financial experts who have the authority to make prompt decisions regarding their financial needs. Our locally based lenders are well versed in all of the local economic, demographic and development issues that impact our customers and the success of their business ventures.

Commercial real estate financing is a long-time Commerce forte. For nearly 30 years, we have continued to extend the breadth of the financing services we provide to the developers of both residential and assorted commercial projects. In every situation, we understand the risks and opportunities inherent in the real estate field, including those associated with the acquisition of property, development, construction, and the eventual sale or lease of a completed project.

Today, Commerce is the region's leading commercial real estate lender, and we are poised to take advantage of the development opportunities that are emerging throughout our market, particularly in central New Jersey and the New Jersey shore areas of Monmouth and Ocean Counties. Our entry into Manhattan also provides exciting growth potential.

Region's Leader in Health Care Financing

In addition, we are continuing to invest in our expanding health care banking business. Commerce works extensively with both for-profit and not-for-profit health care providers. We have a keen understanding of the constantly changing and often complex issues that affect the health care industry. Our financial experts know the implications of running a health care business in a managed care environment. Likewise, they understand how to make health care customers' cash flow work successfully when dealing with third-party payers or providers.

Our account officers help our health care customers find the most appropriate form of financing:

- A Line of Credit
- Term Loan Financing
- Leasing
- Real Estate Lending
- Public Finance

Commerce works with all of the major health care providers throughout New Jersey, eastern Pennsylvania and northern Delaware. We will extend the reach of our health care banking services into the metro New York area as our branch network expands.

During 2001, we expanded the scope of our leasing services to encompass every type of equipment our customers use, from office and restaurant equipment to printing and production machinery and vehicles.



Robert D. Falese
Chief Lending Officer



Peter M. Musumeci, Jr.
Chief Credit Officer

The Commercial Bank

Deposits


In Millions
$2000
1800
1600
1400
1200
1000
800
600
400
200
0
35%
$565
$794
$975
$1463
$1893
1997
1998
1999
2000
2001
Deposits 12/31

Comprised of Cash Management and Business Savings Deposits

Loans


In Millions
$3200
3000
2800
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
32%
$1000
$1354
$1766
$2440
$3034
1997
1998
1999
2000
2001
Commercial Loans 12/31

Comprised of Commercial Real Estate and Commercial Loans

Number One SBA Lender

The US Small Business Administration (SBA) ranked Commerce first in dollar volume among all lenders in New Jersey, Pennsylvania, New York and Delaware for the fiscal year ending September 30, 2001.

"The fact that Commerce Bank issued 545 loans for more than $102 million in one fiscal year in the state of New Jersey alone is a huge accomplishment," said James Kosci, Acting Director of the New Jersey SBA district office. "No other bank in the history of New Jersey has achieved these kinds of numbers in one year."

In addition, Commerce continued to increase the number of loans made to customers in low-to-moderate income areas, with total originations in excess of $415 million, including participation with the SBA in New Jersey and Pennsylvania and the New Jersey Economic Development Authority.

Along with being a leader in commercial real estate, health care, middle market and SBA lending, Commerce provides customers with valuable links to a growing portfolio of other vital financial services such as International Trade Finance and Cash Management. Customers can also take advantage of the expertise offered through Commerce National Insurance Services and Commerce Capital Markets.

Commerce Financing and Business Specialties Include:

- **Middle Market Financial Services**
  - Asset-Based Lending
  - Trade Finance and Foreign Exchange
  - Interest Rate Hedging Products
- **Leasing**
- **Health Care Financing**
  - Long-term Care Facilities
  - Physician Practices
  - Outpatient Treatment Centers
- **Bond Financing through Commerce Capital Markets**
- **Traditional Small Business Financing**
  - Lines of Credit
  - Term Loans
  - Mortgages
- **SBA Lending**
- **Real Estate Financing**
  - Commercial Construction and Redevelopment
  - Residential Tract Development
  - Permanent Mortgages for retail, office, flex industrial or multi-family
  - Conduit and Insurance Company Placements
- **Cash Management Services**



Ted Poor, Commerce Bank's Senior Vice President / Asset Based Lending (left) and Bruce Tucker, President of General Plumbing Supply (GPS) meet at GPS's Edison, New Jersey headquarters.

General Plumbing Supply
Edison, NJ

$6,500,000
Asset Based Line of Credit

$3,400,000
Mortgage

Commerce Bank

Presbyterian Homes & Services, Inc.
Princeton, NJ

$28,000,000
Real Estate Loans

Commerce Bank

The Rubenstein Company
Philadelphia, PA

$18,200,000
Real Estate Mortgage Loan

$10,000,000 Participation In a **$135,000,000**
Real Estate Bridge Loan

Commerce Bank

Government Banking

Commerce Bank's government banking function continued its extraordinary success in 2001. The strength of Government Banking at Commerce is the in-depth knowledge of the local markets and communities that our government bankers bring to a partnership with government entities.

Growth was the watchword for Government Banking in 2001.



Commerce Government Bankers — Back row, left to right: Jim Gray, Pennsylvania Market (Delaware County); John Hall, Southern New Jersey Market (Burlington County); Chuck Barrett, Pennsylvania Market (Bucks County, Philadelphia and Harrisburg).

Front row, left to right: Cheryl Griffith, Central Market; Joe Ercolino, Central Market; Bruce Baker, North Market; Domenick Servodio, Shore Market; Mike Mathey, Pennsylvania Market.

Not pictured: Chip Cresse, Southern New Jersey Market; Barbara Ramsay, North Market (and Morris County).

- Total Public Fund deposits grew 58% to $2 billion.
- Our client base grew by 36%—serving more than 500 entities.

The key to Commerce's success comes from the relationships developed by our community government bankers, the increasing recognition of the Commerce Bank brand, and our physical presence – through our branches – in the local communities.

Commerce designs packages of products and services to meet the specific needs and requirements of local government entities.

Our government bankers work with numerous government bodies:

- Municipalities
- School Districts
- Municipal Water, Sewer and Utility Authorities
- County Governments and Authorities
- Community and State Colleges and Universities
- State Governments and Authorities
- Police and Fire Services

Our Government Banking service includes retail banking for customers' employees, cash management, corporate trust services and public finance capabilities. We provide a full range of insurance and public finance services through Commerce National Insurance Services and Commerce Capital Markets.

The Cash Management services we offer utilize the latest technological developments to provide flexibility while ensuring the control necessary to achieve the best possible return.

In 2000, we introduced the centerpiece of the Commerce Cash Management product set – Commerce TreasuryDirect℠ — a leading edge, "browser-based" technology. Customers no longer have to load or maintain banking software. All they need to conduct their daily Cash Management activities is an Internet browser. Customers no longer are bound to their offices for managing cash flow activities; with Commerce TreasuryDirect℠, all they need to do is "point and click." The system brings together all of the routine Cash Management banking functions, including balance and transaction reporting, access to check images, wire transfer, ACH payment initiation and controlled disbursement reporting, among many other functions.

Products and services include:

- Commerce TreasuryDirect℠
- Direct Deposit Payroll
- Account Reconcilement
- Positive Pay
- Lock Box Services
- EscrowDirect℠ Accounting Services
- Time Deposits and Investment Accounts
- Interest Bearing Checking
- Merchant Card Processing
- Corporate Credit Cards

Our capabilities extend to providing specialized Corporate Trust Services to a variety of government institutions, including acting as a Bond Trustee, Bond Registrar, Paying Agent and Custodian.

Commerce National Insurance Services



Somerset Medical Center President and CEO, Dennis Miller, and CNIS' Assistant Vice President Lisa Hesser and Barbara Smith, Vice President/Health Care Unit Manager, are pictured in front of one of the medical center's CT Scanners.



America's Most Convenient Insurance
LOCATIONS
Randolph
Manhattan
Staten Island
NEW JERSEY
Quakerbridge
PENNSYLVANIA
Trenton
Hamilton Twp.
Oakhurst
Toms River
Mt. Laurel
Lumberton
Devon
Cherry Hill
Marlton
Wilmington
Turnersville
Dover
DELAWARE
Northfield
Commerce National Insurance Services

Strong internal growth and a series of carefully planned acquisitions have enabled Commerce National Insurance Services (CNIS) to rise steadily on the list of the nation's largest insurance brokerage firms. With an annual premium volume of $600 million and 14 branches, CNIS ranked as the twenty-fourth largest brokerage in America in 2001. Over the last five years, CNIS has continually exceeded the average annual revenue growth rate of comparable brokerage firms.

To help ensure the effective delivery of services to a wide range of customers, CNIS has aligned its resources into four core competency groups that focus on personal lines insurance, Main Street (small business) customers, core commercial accounts and major accounts. These groups in turn draw on the support provided by the CNIS' risk management, claims and technology departments.

CNIS capitalizes on its synergies with Commerce's banking and capital markets operations to provide customers with one convenient source for all of their financial needs. At a time when many competing insurance firms are scaling back in an effort to cut costs, Commerce is continuing to invest in its insurance operations.

During 2001, CNIS expanded the scope of its services by establishing a specialized practice concentrating on serving the life sciences field and biotechnology research and development.

CNIS broadened its construction practice to meet the needs of general contractors and subcontractors. The CNIS construction group provides an assortment of construction-oriented products and services including property and casualty insurance, surety bonds and insurance certification. CNIS also provides construction firms with proven loss control programs.

In addition, CNIS also offers an employee benefits intranet—personalized for each client—which enables the client's employees to review and make changes to their own benefits, insurance coverage, etc.

As an independent brokerage firm, CNIS works with nearly every major insurance carrier in the nation and has the strength and expertise to provide customers with the right insurance at the best possible price. CNIS provides comprehensive, 24-hour claims adjustment services which give customers direct access to knowledgeable insurance experts prepared to guide them through the adjustment process.

CNIS Specializes In Four Primary Areas:

Commercial Insurance:

- Workers' Compensation
- Property and Casualty
- General Liability

Employee Benefits:

- Medical and Managed Care Plans
- Pooled Medical Plan for Government Entities
- Flexible Spending Accounts
- Life Insurance
- Long and Short Term Disability
- Long-Term Care

Risk Management and Loss Control:

- Safety engineering
- Safety training
- Loss and investigation

Personal Insurance:

- Homeowners
- Renters
- Automobile
- Dwelling
- Flood
- Watercraft
- Umbrella Liability



Seated:
George E. Norcross, III
Chairman and Chief Executive Officer

Standing:
Edward Kiessling
President and Chief Operating Officer

Resorts Atlantic City

Atlantic City, New Jersey

Group Employee Benefits
Commercial Insurance

Commerce National Insurance Services

Battleship New Jersey

Camden, New Jersey

Commercial Insurance

Commerce National Insurance Services

Commerce Capital Markets

$200,000,000

The Harrisburg Authority

Variable Rate Revenue Bonds
Series of 2001

Commerce Capital Markets

Sole Manager

$375,000,000

Delaware River Port Authority

Revenue Bonds
Series A&B of 2001

Commerce Capital Markets

Senior Manager

$175,000,000

Middletown Township School District

School Refunding Bonds
Series of 2001

Commerce Capital Markets

Senior Manager

$58,395,000

Montgomery County, PA

General Obligation Bonds
Series of 2001

Commerce Capital Markets

Sole Manager

$54,608,000

Montgomery Township School District, NJ

School Bonds
Series of 2001

Commerce Capital Markets

Sole Manager

$50,035,000

Delaware County Regional Water Quality Control Authority

Sewer Revenue Bonds
Series of 2001

Commerce Capital Markets

Senior Manager

$35,360,000

Middlesex County

General Obligation Bonds
Series of 2001

Commerce Capital Markets

Sole Manager

$30,000,000

Monmouth County, NJ

General Obligation Bonds
Series of 2001

Commerce Capital Markets

Sole Manager

$28,455,000

The Community College of Philadelphia

Lease Revenue Bonds
Series of 2001

Commerce Capital Markets

Sole Manager

Public Finance

Along with expanding its scope of services, Commerce Capital Markets, Inc. (CCMI) continues to be one of the country's most active public finance firms. CCMI was the number one short-term municipal bond underwriter in New Jersey for the sixth straight year. Throughout 2001, Commerce Capital underwrote 214 issues for a total of $1.3 billion.



Richard Zimmerman, Managing Director, Commerce Equity Capital Markets (left), Christian Wagner, Director, Investment Services, Commerce Capital Markets, and Jordan M. Copland, Executive Vice President and Chief Financial Officer, Global Sports, Inc. stand on the basketball court just outside Global Sports' customer service area.

CCMI also ranked among the nation's top 10 most active public finance companies by completing 289 issues with a total principal amount of $1.9 billion. As one of the mid-Atlantic region's largest public finance firms, CCMI specializes in meeting the needs of state and municipal, health care and higher education clients. Commerce Capital Markets, Inc. (CCMI) is the region's leading provider of investment and public finance services. Teams of retail brokers, wealth advisors and municipal finance experts combined with a new capital equity group give CCMI the ability to help a vast range of clients maximize their investment opportunities.

Asset Management

During 2001, CCMI took important steps to broaden its portfolio of financial services. One key move was the formation of an Asset Wealth Management team created to provide investment products and services for corporations and a variety of health care, non-profit and government clients.

In conjunction with the creation of the Wealth Management team, CCMI appointed Fernando Garip as Chief Investment Officer. Prior to joining Commerce, Garip was a Senior Vice President with Summit Bancorp, where he oversaw the management of more than $4 billion in personal and institutional assets, for customers in New Jersey, New York and Connecticut. The Wealth Management team handles three classes of investments:

- Equities
- Fixed Income
- Cash

Commerce Equity Capital Markets

The formation of Commerce Equity Capital Markets, a major investment bank headquartered in Philadelphia, was another key development. Commerce Equity Capital Markets, led by Executive Vice President



Vincent J. Stafford
Chief Executive Officer

Michael J. Mufson, former Senior Vice President and Co-Director of Investment Banking at Janney Montgomery Scott, LLC, offers:

- Investment Banking Services
- Institutional Equity Research
- Institutional Sales and Trading

Commerce's investment banking services include:

- Initial Public Offerings (IPOs)
- Follow-on offers
- Private placements
- Acquisitions

This new group will enable us to provide comprehensive investment banking services to our growing number of commercial customers. Commerce Equity Capital Markets also will help to fill the void for regional investment banking services that has been created in recent years by a move among other financial services companies to focus their attention solely on the nation's largest firms.



Pictured stretching a ribbon of Commerce cash to represent $5,000 donated to the Morrisville (PA) Little League for field lighting are (front to back) players Chad and Jamie Demi, Commerce Bank Retail Market Manager Andrew Richards, Coach Charlie Demi, Borough Manager George Mount, Borough Councilman Joseph DiGiorgio and Little League President Eddie Colon.



Mural depicting the Montvale (NJ) Train Station, circa 1900, graces one of the walls in Commerce's Park Ridge branch on Kinderkamack Road in Montvale, NJ.

Commerce is staunchly committed to active involvement in the local communities we serve. As a locally based bank, Commerce has embarked on a unique program to promote the rich culture and history of the communities we serve. Nearly all of our branches include a 7.5-foot by 13.5-foot mural depicting an historic event or capturing a moment in time in the community.

- Vintage photos provide the basis for the murals. The Bank enlists the help of township libraries, historical societies and other organizations to help choose an intriguing photo for display.

- Free, limited edition prints of the murals are available at each branch.
- Many of the murals are available for viewing – and printing – online at **commerceonline.com.**

Penny Arcade Offers Community Giving Opportunities

Commerce Bank's *Penny Arcade* coin counting machines have become more than a convenience for customers. Many service and charitable organizations have used the *Penny Arcade* to raise funds for their activities.

In the wake of the World Trade Center and Pentagon tragedies, Commerce donated $10,000 to kick off its "Coins for Caring" campaign to aid the relief efforts of the American Red Cross. "Coins for Caring" enabled anyone to use the *Penny Arcade* machines to donate their change to the American Red Cross through a special account set up by Commerce. As a result, Commerce Bank employees, customers and concerned citizens contributed more than $300,000.

Commerce Continues Corporate Fund Tradition

The Commerce Bank Corporate Fund has donated nearly $20 million to various organizations, charities, and community activities since its inception.

Typically, Corporate Fund donations fall into five primary categories:

- Civic and social improvement
- Health and human services
- Regional economic development
- Arts and culture
- Education

During 2001, Commerce Bank's Corporate Fund contributed $3 million to help support a wide range of organizations throughout our market.


Coins for Caring
Your Loose Change Can Help the American Red Cross
When you bring your change to Commerce Bank for FREE coin-counting, you can donate all or a portion of your money to the American Red Cross' efforts to assist the victims of the recent attacks on America.
To support this effort, Commerce has made an initial contribution of $10,000 to the American Red Cross.
For more information, call 1-888-751-9000.
Commerce Bank

Included among the many beneficiaries of Commerce Bank's donations for 2001:

- Pascack Valley Hospital Foundation
- The Kimmel Center For The Performing Arts Inaugural Events
- The Lacey Pop Warner Association
- Shore Memorial Hospital
- The Susan G. Komen Breast Cancer Foundation

Commerce "Camp Business"

For 10 days during the Summer of 2001, outstanding New Jersey high school students from Burlington, Camden and Gloucester Counties took part in "Camp Business." Created by Commerce Bank, Rutgers University-Camden, and the Southern New Jersey Standards Consortium, "Camp Business" gave the students an intensive introduction to collegiate business education and demonstrated that business is both fun and exciting.

Reinvesting in the Community

A key component of Commerce Bank's commitment to its community is helping to serve the needs of low- and moderate-income persons and neighborhoods. Commerce provided $77 million in community development loans and investments for local economic revitalization and affordable housing development, including:

- $285,000 in financing for local Habitat for Humanity chapters in Philadelphia and Ocean County, New Jersey.
- $7.5 million in Low-Income Housing Tax Credit investments for the development of Sharswood Homes, a new community of 70 homes and a recreation center in North Philadelphia.
- $1.1 million in financing for the conversion of a vacant locomotive factory in Paterson, New Jersey into a regional transportation, daycare and housing center for lower income residents in the community.



Back row left to right: C. Edward Jordan, Jr., William A. Schwartz, Jr., Joseph Buckelew, Steven M. Lewis, Frank C. Videon, Sr.
Front row left to right: Jack R. Bershad, Daniel J. Ragone, George E. Norcross, III, Joseph T. Tarquini, Jr., Vernon W. Hill, II, Donald T. DiFrancesco, Robert C. Beck, Morton N. Kerr.

Board of Directors

Vernon W. Hill, II
Chairman and President
Commerce Bancorp, Inc.
Cherry Hill, NJ

Robert C. Beck
Attorney, Senior Partner
Parker, McCay & Criscuolo
Cherry Hill, NJ

Jack R Bershad
Attorney, Chairman Emeritus
Blank, Rome, Comisky
& McCauley
Philadelphia, PA

Joseph Buckelew
President
Commerce Bank/Shore
Toms River, NJ

Donald T. DiFrancesco
Former Governor of New Jersey
DiFrancesco, Bateman, Coley, Yospin, Kunzman, Davis & Lehrer, P.C.
Warren, NJ

C. Edward Jordan, Jr.
Executive Vice President
Commerce Bancorp, Inc.
Cherry Hill, NJ

Morton N. Kerr
Chairman
Markeim-Chalmers, Inc.
Cherry Hill, NJ

Steven M. Lewis
President
U.S. Restaurants, Inc.
Blue Bell, PA

George E. Norcross, III
Chairman and Chief Executive Officer
Commerce National Insurance Services
Cherry Hill, NJ

Daniel J. Ragone, CPA
Haddonfield, NJ

William A. Schwartz, Jr.
Chairman, CEO and President
U. S. Vision
Glendora, NJ

Joseph T. Tarquini Jr., A.I.A.
Architect
Camden, NJ

Frank C. Videon, Sr.
Owner
Frank C. Videon Funeral Home
Frank C. Videon Auto Dealerships
Broomall, PA

Senior Executives

Vernon W. Hill, II
Chairman and President

Dennis M. DiFlorio
Chief Retail Officer

Robert D. Falese
Chief Lending Officer

Peter M. Musumeci, Jr.
Chief Credit Officer

John J. Cunningham, Jr.
Chief Marketing Officer

Douglas J. Pauls
Chief Financial Officer

Commerce Bancorp, Inc. and Subsidiaries Selected Financial Data

(dollars in thousands, except per share data)	Year Ended December 31, 2001	2000	1999	1998	1997
Income Statement Data:					
Net interest income	$ 401,326	$ 296,930	$ 244,367	$ 194,661	$ 165,322
Provision for loan losses	26,384	13,931	9,175	8,762	5,805
Noninterest income	196,805	150,760	114,596	96,277	62,410
Noninterest expense	420,036	315,357	252,523	213,950	153,804
Income before income taxes	151,711	118,402	97,265	68,226	68,123
Net income	103,022	80,047	65,960	42,155	44,432
Balance Sheet Data:					
Total assets	$11,363,703	$8,296,516	$6,635,793	$5,424,190	$4,387,851
Loans (net)	4,516,431	3,638,580	2,922,706	2,249,061	1,638,836
Securities available for sale	4,152,704	2,021,326	1,664,257	1,305,004	1,330,684
Securities held to maturity	1,132,172	1,513,456	1,201,892	1,220,874	985,676
Trading securities	282,811	109,306	117,837	85,359	7,911
Federal funds sold		52,000	5,300	10,395	15,813
Deposits	10,185,594	7,387,594	5,608,920	4,928,808	3,784,576
Long-term debt	23,000	23,000	23,000	24,282	25,308
Trust preferred securities	57,500	57,500	57,500	57,500	57,500
Stockholders' equity	636,570	492,224	356,756	323,552	279,900
Per Share Data:					
Net income-basic	$ 1.59	$ 1.30	$ 1.13	$ 0.75	$ 0.82
Net income-diluted	1.51	1.25	1.08	0.71	0.79
Cash dividends	0.55	0.48	0.41	0.44	0.27
Book value	9.70	7.77	6.00	5.64	5.14
Average shares outstanding:					
Basic	64,666	61,755	58,310	56,509	53,429
Diluted	68,102	64,223	60,930	59,324	56,125
Selected Ratios:					
Performance					
Return on average assets	1.08%	1.09%	1.12%	0.87%	1.12%
Return on average equity	17.64	19.81	19.63	13.57	17.87
Net interest margin	4.76	4.62	4.65	4.42	4.59
Liquidity and Capital					
Average loans to average deposits	48.04%	52.17%	50.31%	44.71%	45.07%
Dividend payout	34.59	37.45	36.64	58.55	33.31
Stockholders' equity to total assets	5.60	5.93	5.38	5.96	6.38
Risk-based capital:					
Tier 1	10.81	10.79	11.40	12.09	14.91
Total	11.96	11.92	12.72	13.71	17.06
Leverage capital	6.24	6.92	7.02	7.05	7.69
Asset Quality					
Non-performing assets to total year-end assets	0.16%	0.20%	0.18%	0.27%	0.43%
Net charge-offs to average loans outstanding	0.19	0.11	0.08	0.08	0.13
Non-performing loans to total year-end loans	0.37	0.37	0.29	0.38	0.78
Allowance for loan losses to total end of year loans	1.46	1.32	1.30	1.37	1.45
Allowance for loan losses to non-performing loans	397.73	356.84	442.09	364.86	187.35

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company analyzes the major elements of the Company's consolidated balance sheets and statements of income. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

2001 Overview

In 2001, the Company posted increases in net income, deposits, loans, and assets. The increase in net income was due to increases in net interest income and noninterest income, which offset increases in both the provision for loan losses and noninterest expenses. Loan growth totaled 24% for 2001, and deposit growth totaled 38%. At December 31, 2001, the Company had total assets of $11.4 billion, total loans of $4.5 billion, total investment securities of $5.6 billion, and total deposits of $10.2 billion.

Segment Reporting

The Company operates one reportable segment of business, Community Banks, as more fully described in Note 19 to the Consolidated Financial Statements on page 80. The following table summarizes net income by segment for each of the last three years:

	Net Income		
	2001	2000	1999
Community Banks	$95,574	$77,262	$66,313
Parent/Other	7,448	2,785	(353)
Consolidated total	$103,022	$80,047	$65,960

Average Balances and Net Interest Income

The table on page 44 sets forth balance sheet items on a daily average basis for the years ended December 31, 2001, 2000 and 1999 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2001, average interest earning assets totaled $8.7 billion, an increase of $2.1 billion, or 31% over 2000. This increase resulted primarily from the increase in the average balance of investments, which rose $1.2 billion, and the average balance of loans, which rose $747.8 million during 2001. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of deposits (including noninterest-bearing demand deposits) of $2.3 billion. The growth in interest bearing liabilities was offset by a decrease in other borrowed money, which fell $173.8 million to an average balance of $94.3 million during 2001.

Net Interest Income and Net Interest Margin

Net interest margin on a tax-equivalent basis was 4.76% for 2001, an increase of 14 basis points from 2000.

Net interest income on a tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investments to express such income as if it were taxable) for 2001 was $412.7 million, an increase of $106.6 million, or 35%, over 2000. Interest income on a tax-equivalent basis increased to $615.7 million from $514.5 million, or 20%. This increase was primarily related to volume increases in the loan and investment portfolios. Interest expense for 2001 fell $5.4 million to $203.0 million from $208.4 million in 2000. This decrease was primarily related to decreases in the rates paid on the Company's deposits and other borrowed money.

The tax-equivalent yield on interest earning assets during 2001 was 7.10%, a decrease of 66 basis points from 7.76% in 2000.

The cost of interest-bearing liabilities decreased 93 basis points in 2001 to 2.96% from 3.89% in 2000. The decrease resulted primarily from decreased general market interest rates during 2001 as compared to 2000. The cost of total funding sources decreased 80 basis points in 2001 to 2.34% from 3.14%.

The following table presents the major factors that contributed to the changes in net interest income for the years ended December 31, 2001 and 2000 as compared to the respective previous periods.

	2001 vs. 2000 Increase (Decrease) Due to Changes in (1)			2000 vs. 1999 Increase (Decrease) Due to Changes in (1)		
	Volume	Rate	Total	Volume	Rate	Total
(dollars in thousands)						
Interest on investments:						
Taxable	$71,674	$(9,886)	$61,788	$25,664	$9,371	$35,035
Tax-exempt	297	(110)	187	1,029	54	1,083
Trading	3,669	(2,256)	1,413	3,708	492	4,200
Federal funds sold	3,448	(1,976)	1,472	3,224	263	3,487
Interest on loans:						
Commercial real estate	27,325	(11,170)	16,155	23,976	2,956	26,932
Commercial	18,542	(12,473)	6,069	18,348	4,111	22,459
Consumer	8,428	850	9,278	19,198	4,261	23,459
Tax-exempt	5,492	(638)	4,854	5,676	551	6,227
Total interest income	138,875	(37,659)	101,216	100,823	22,059	122,882
Interest expense:						
Regular savings	5,777	(10,065)	(4,288)	9,306	6,795	16,101
N.O.W. accounts	1,821	(2,104)	(283)	(2,445)	2,293	(152)
Money market plus	12,622	(21,759)	(9,137)	17,307	10,546	27,853
Time deposits	17,471	(3,237)	14,234	565	3,621	4,186
Public funds	16,247	(7,443)	8,804	7,550	4,289	11,839
Other borrowed money	(6,478)	(6,957)	(13,435)	5,352	1,711	7,063
Long-term debt		(1,223)	(1,223)		(600)	(600)
Total interest expense	47,461	(52,789)	(5,328)	37,635	28,655	66,290
Net increase	$91,413	$15,131	$106,544	$63,188	$(6,596)	$56,592

(1) Changes due to both volume and rate have been allocated to volume or rate changes in proportion to the absolute dollar amounts of the change in each.

Noninterest Income

For 2001, noninterest income totaled $196.8 million, an increase of $46.0 million or 31% from 2000. The growth in noninterest income was primarily reflected in increased deposit and service fees and other operating income, including the Company's insurance and capital markets divisions. Commerce National Insurance Services, Inc. (Commerce National Insurance), the Company's insurance brokerage subsidiary recorded an increase of $4.2 million in revenues to $49.8 million from $45.6 million in 2000. Commerce Capital Markets generated noninterest revenues of $22.8 million in 2001, an increase of $7.5 million from revenues of $15.3 million in 2000. Fees related to bank cards increased $6.9 million in 2001. In addition, deposit charges and service fees increased $27.8 million over 2000 due primarily to higher transaction volumes. These increases were partially offset by a decrease in investment security gains of $2.2 million versus 2000.

Noninterest Expenses

Noninterest expenses totaled $420.0 million for 2001, an increase of $104.7 million, or 33% over 2000. Contributing to this increase was the addition of 34 new branches. With the addition of these new offices, staff, facilities, marketing, and related expenses rose accordingly. Other noninterest expenses rose $26.7 million to $82.9 million in 2001. This increase included increased bank-card related service charges of $3.3 million, increased business development expenses of $4.3 million, and increased provisions for non-credit-related losses of $4.0 million.

A key industry productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses (excluding other real estate expenses) to net interest income plus noninterest income (excluding non-recurring gains). This ratio equaled 70.06%, 70.72%, and 70.36% in 2001, 2000, and 1999, respectively. The Company's efficiency ratio remains above its peer group primarily due to its aggressive expansion activities.

Commerce Bancorp, Inc. and Subsidiaries Average Balances and Net Interest Income

	Year Ended December 31,								
	2001			2000			1999		
(dollars in thousands) Earning Assets	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Investment securities									
Taxable	$4,083,493	$261,535	6.40 %	$2,964,401	$199,747	6.74 %	$2,583,530	$164,712	6.38 %
Tax-exempt	78,572	5,098	6.49	74,001	4,911	6.64	58,503	3,828	6.54
Trading	186,678	10,382	5.56	120,702	8,969	7.43	70,800	4,769	6.74
Total investment securities	4,348,743	277,015	6.37	3,159,104	213,627	6.76	2,712,833	173,309	6.39
Federal funds sold	166,619	5,937	3.56	69,841	4,465	6.39	19,419	978	5.04
Loans									
Commercial real estate	1,581,118	125,072	7.91	1,235,690	108,917	8.81	963,679	81,985	8.51
Commercial	949,205	74,143	7.81	711,826	68,074	9.56	519,963	45,615	8.77
Consumer	1,427,586	116,262	8.14	1,323,795	106,984	8.08	1,086,487	83,525	7.69
Tax-exempt	193,678	17,303	8.93	132,507	12,449	9.40	71,926	6,222	8.65
Total loans	4,151,587	332,780	8.02	3,403,818	296,424	8.71	2,642,055	217,347	8.23
Total earning assets	$8,666,949	$615,732	7.10	$6,632,763	$514,516	7.76 %	$5,374,307	$391,634	7.29 %
Sources of Funds									
Interest-bearing liabilities									
Regular savings	$1,643,145	$ 32,647	1.99 %	$1,352,364	$ 36,935	2.73 %	$1,011,642	$ 20,834	2.06 %
N.O.W. accounts	251,352	5,634	2.24	170,118	5,918	3.48	240,409	6,070	2.52
Money market plus	2,748,236	57,920	2.11	2,149,329	67,057	3.12	1,594,602	39,204	2.46
Time deposits	1,247,741	61,415	4.92	892,780	47,181	5.28	882,081	42,995	4.87
Public funds	790,001	36,669	4.64	439,972	27,865	6.33	320,768	16,026	5.00
Total deposits	6,680,475	194,285	2.91	5,004,563	184,956	3.70	4,049,502	125,129	3.09
Other borrowed money	94,257	3,508	3.72	268,304	16,943	6.31	183,554	9,880	5.38
Long-term debt	80,500	5,248	6.52	80,500	6,471	8.04	80,500	7,071	8.78
Total deposits and interest-bearing liabilities	6,855,232	203,041	2.96	5,353,367	208,370	3.89	4,313,556	142,080	3.29
Noninterest-bearing funds (net)	1,811,717			1,279,396			1,060,751		
Total sources to fund earning assets	$8,666,949	$203,041	2.34	$6,632,763	$208,370	3.14	$5,374,307	$142,080	2.64
Net interest income and margin tax-equivalent basis		412,691	4.76		306,146	4.62		249,554	4.65
Tax-exempt adjustment		11,365			9,216			5,187	
Net interest income and margin		$401,326	4.63 %		$296,930	4.48 %		$244,367	4.55 %
Other Balances									
Cash and due from banks	$ 417,110			$ 328,390			$ 251,438		
Other assets	519,799			431,884			312,652		
Total assets	9,546,794			7,348,963			5,903,869		
Demand deposits (noninterest-bearing)	1,962,354			1,519,313			1,202,412		
Other liabilities	145,084			72,162			51,921		
Stockholders' equity	584,124			404,121			335,982		

Notes—Weighted average yields on tax-exempt obligations have been computed on a tax-equivalent basis assuming a federal tax rate of 35%.
—Non-accrual loans have been included in the average loan balance.
—Investment securities include investments available for sale.
—Consumer loans include loans held for sale.

Income Taxes

The provision for federal and state income taxes for 2001 was $48.7 million compared to $38.4 million in 2000 and $31.3 million in 1999. The effective tax rate was 32.1%, 32.4% and 32.2% in 2001, 2000, and 1999, respectively. The decrease in the effective income tax rate is primarily due to increases in tax-exempt interest income versus both 2000 and 1999, respectively.

Net Income

Net income for 2001 was $103.0 million, an increase of $23.0 million, or 29% over the $80.0 million recorded for 2000. The increase in net income was due to increases in net interest income and noninterest income, which offset increases in both the provision for loan losses and noninterest expenses.

Diluted net income per share of common stock for 2001 was $1.51 compared to $1.25 per common share for 2000.

Return on Average Equity and Average Assets

Two industry measures of the performance by a banking institution are its return on average assets and return on average equity. Return on average assets ("ROA") measures net income in relation to total average assets and indicates a company's ability to employ its resources profitably. The Company's ROA was 1.08%, 1.09% and 1.12% for 2001, 2000 and 1999, respectively. Return on average equity ("ROE") is determined by dividing annual net income by average stockholders' equity and indicates how effectively a company can generate net income on the capital invested by its stockholders. The Company's ROE was 17.64%, 19.81% and 19.63% for 2001, 2000 and 1999, respectively.

Loan Portfolio

The following table summarizes the loan portfolio of the Company by type of loan as of December 31, for each of the years 1997 through 2001.

	December 31,				
	2001	2000	1999	1998	1997
(dollars in thousands)					
Commercial real estate:					
Owner-occupied	$ 750,562	$ 685,916	$ 512,087	$ 425,764	$ 332,745
Investor/developer	664,605	471,604	395,086	330,769	270,822
Construction	460,957	380,804	185,712	122,797	64,948
	1,876,124	1,538,324	1,092,885	879,330	668,515
Commercial:					
Term	600,374	469,564	393,953	282,556	211,827
Line of credit	556,977	430,811	277,917	192,485	118,631
Demand	440	1,400	1,328	417	617
	1,157,791	901,775	673,198	475,458	331,075
Consumer:					
Mortgages (1-4 family residential)	471,680	351,644	428,453	322,310	184,479
Installment	161,647	154,415	125,856	96,188	89,150
Home equity	872,974	710,848	621,597	494,047	377,437
Credit lines	43,196	30,254	19,099	12,993	12,330
	1,549,497	1,247,161	1,195,005	925,538	663,396
Total loans	$4,583,412	$3,687,260	$2,961,088	$2,280,326	$1,662,986

The Company manages risk associated with its loan portfolio through diversification, underwriting policies and procedures, and ongoing loan monitoring efforts. The commercial real estate portfolio includes owner-occupied (owner occupies greater than 50% of the property), investor/developer loans, and construction loans. Owner-occupied and other investor/developer loans generally have five year call provisions and bear the personal guarantees of the principals involved. Construction loans include loans for owner-occupied buildings, investor/developer and single family residential properties. Financing for investor/developer construction is generally for pre-leased or pre-sold property, while residential construction is provided against firm agreements of sale with speculative construction generally limited to two samples per project. The commercial loan portfolio is comprised of loans to businesses in the New Jersey/Southeastern Pennsylvania/Delaware market area. These loans are generally secured by business assets, personal guarantees, and/or personal assets of the borrower. The consumer loan portfolio is comprised primarily of loans secured by first and second mortgage liens on residential real estate.

The maturity ranges of the loan portfolio and the amount of loans with predetermined interest rates and floating rates in each maturity range, as of December 31, 2001, are summarized in the following table.

	December 31, 2001			
	Due in One Year or Less	Due in One to Five Years	Due in Over Five Years	Total
(dollars in thousands)				
Commercial real estate:				
Owner-occupied and investor/developer	$249,259	$1,048,784	$117,124	$1,415,167
Construction	282,350	174,891	3,716	460,957
	531,609	1,223,675	120,840	1,876,124
Commercial:				
Term	244,102	302,740	53,532	600,374
Line of credit	536,235	20,742		556,977
Demand	120	320		440
	780,457	323,802	53,532	1,157,791
Consumer:				
Mortgages (1-4 family Residential)	13,094	40,889	417,697	471,680
Installment	71,799	76,435	13,413	161,647
Home equity	95,964	322,727	454,283	872,974
Credit lines	17,242	25,954		43,196
	198,099	466,005	885,393	1,549,497
Total loans	$1,510,165	$2,013,482	$1,059,765	$4,583,412
Interest rates:				
Predetermined	$516,738	$1,537,090	$755,763	$2,809,591
Floating	993,427	476,392	304,002	1,773,821
Total loans	$1,510,165	$2,013,482	$1,059,765	$4,583,412

During 2001, loans increased $896.2 million, or 24% from $3.7 billion to $4.6 billion. At December 31, 2001, loans represented 45% of total deposits and 40% of total assets. All segments of the loan portfolio experienced growth in 2001, including loans secured by commercial real estate, commercial loans, and consumer loans.

The Company has traditionally been an active provider of commercial real estate loans to creditworthy local borrowers, with such loans secured by properties within the Company's primary trade area. At December 31, 2001, $750.6 million, or 53%, of commercial real estate loans (other than construction) were secured by owner-occupied properties. Commercial loan growth was led by activity in the middle market and healthcare sectors. Growth in consumer loans was due primarily to home equity loans and home equity lines of credit.

Commercial real estate construction loans increased $80.2 million to $461.0 million in 2001. At December 31, 2001, construction loans for 1-4 family residential dwellings totaled $47.9 million and construction loans secured by commercial properties amounted to $181.1 million. The balance of $232.0 million was for land development, of which $101.8 million was primarily for the development portion of residential tract financing. As of December 31, 2001, there were no concentrations of loans to any one type of industry exceeding 10% of total loans.

Non-Performing Loans and Assets

Non-performing assets (non-performing loans and other real estate, excluding loans past due 90 days or more and still accruing interest) at December 31, 2001 were $18.4 million or .16% of total assets, as compared to $16.6 million or .20% of total assets at December 31, 2000.

Total non-performing loans (non-accrual loans, and restructured loans, excluding loans past due 90 days or more and still accruing interest) at December 31, 2001 were $16.8 million as compared to $13.6 million a year ago. The Company generally places a loan on non-accrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. Generally loans past due 90 days are placed on non-accrual status, unless the loan is both well secured and in the process of collection. At December 31, 2001, loans past due 90 days or more and still accruing interest amounted to $519 thousand, compared to $489 thousand at December 31, 2000. Additional loans considered by the Company's internal loan review department as potential problem loans of $17.8 million at December 31, 2001 have been evaluated as to risk exposure in determining the adequacy of the allowance for loan losses.

Other real estate (ORE) totaled $1.5 million at December 31, 2001 as compared to $3.0 million at December 31, 2000. These properties have been written down to the lower of cost or fair value less disposition costs.

The Company has on an ongoing basis updated appraisals on non-performing loans secured by real estate. In those instances where updated appraisals reflect reduced collateral values, an evaluation of the borrowers' overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses.

The following summary presents information regarding non-performing loans and assets as of December 31, 1997 through 2001.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
(dollars in thousands)					
Non-accrual loans [1]:					
Commercial	$6,835	$ 4,955	$ 2,254	$ 2,655	$ 2,937
Consumer	1,484	1,295	674	831	703
Real estate					
Construction	1,590	1,459	55		1,345
Mortgage	6,924	5,840	5,230	4,849	7,886
Total non-accrual Loans	16,833	13,549	8,213	8,335	12,871
Restructured loans [1]:					
Commercial	8	11	277	17	19
Real estate					
Mortgage		82	192	217	
Total restructured Loans	8	93	469	234	19
Total non-performing Loans	16,841	13,642	8,682	8,569	12,890
Other real estate	1,549	2,959	3,523	6,081	5,845
Total non-performing Assets[1]:	$18,390	$16,601	$12,205	$14,650	$18,735
Non-performing assets as a percent of total assets	0.16%	0.20%	0.18%	0.27%	0.43%
Loans past due 90 days or more and still accruing interest	$519	$ 489	$ 499	$ 1,029	$ 818

(1) Interest income of approximately $2,092,000, $1,731,000, $986,000, $1,030,000 and $1,434,000 would have been recorded in 2001, 2000, 1999, 1998 and 1997 respectively, on non-performing loans in accordance with their original terms. Actual interest recorded on these loans amounted to $237,000 in 2001, $525,000 in 2000, $255,000 in 1999, $266,000 in 1998 and $323,000 in 1997.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb losses inherent in the loan portfolio. In conjunction with an internal loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance can be maintained. Based on an evaluation of the loan portfolio, management presents a quarterly review of the loan loss reserve to the Board of Directors, indicating any changes in the reserve since the last review and any recommendations as to adjustments in the reserve. In making its evaluation, in addition to the factors discussed below, management considers the results of recent regulatory examinations, which typically include a review of the allowance for loan losses as an integral part of the examination process.

In establishing the allowance, management evaluates individual large classified loans and nonaccrual loans, and determines an aggregate reserve for those loans based on that review. An allowance for the remainder of the loan portfolio is also determined based on historical loss experience within the components of the portfolio. These allocations may be modified if current conditions indicate that loan losses may differ from historical experience, based on economic factors and changes in portfolio mix and volume.

In addition, an unallocated portion of the allowance is established for losses inherent in the loan portfolio which have not been identified by the more quantitative processes described above. This determination inherently involves a higher degree of subjectivity, and considers risk factors that may not have yet manifested themselves in the Company's historical loss experience. Those factors include changes in levels and trends of charge-offs, delinquencies, and nonaccrual loans, trends in volume and terms of loans, changes in underwriting standards and practices, portfolio mix, tenure of loan officers and management, changes in credit concentrations, and national and local economic trends and conditions. While the allowance consists of an allocated and unallocated portion, both portions are available to absorb losses inherent in the total loan portfolio.

While the allowance for loan losses is maintained at a level believed to be adequate by management for estimated losses in the loan portfolio, determination of the allowance is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

The allowance for loan losses is increased by provisions charged to expense and reduced by loan charge-offs net of recoveries. Charge-offs occur when loans are deemed to be uncollectible. During 2001, net charge-offs amounted to $8.1 million, or .19% of average loans outstanding for the year, compared to $3.6 million or .11% of average loans outstanding for 2000. During 2001, the Company recorded provisions of $26.4 million to the allowance for loan losses compared to $13.9 million for 2000. At December 31, 2001, the allowance aggregated $67.0 million or 1.46% of total loans and provided coverage of 398% of non-performing loans. The increase in the provision in 2001 reflects the increases in non-performing assets, the charge-offs and the growth in the loan portfolio. Additionally, the increase in the Company's allowance for loan losses reflects the current uncertainty with the overall economy and risks associated with the mix of the loan portfolio, including newer products such as health care and asset-based lending, leasing and trade finance.

The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
(dollars in thousands)					
Balance at beginning of period	$48,680	$38,382	$31,265	$24,150	$20,397
Provisions charged to operating expenses	26,384	13,931	9,175	8,762	5,805
	75,064	52,313	40,440	32,912	26,202
Recoveries of loans previously charged-off:					
Commercial	552	313	551	418	360
Consumer	288	249	286	305	415
Commercial real estate	134	14	132	764	144
Total recoveries	974	576	969	1,487	919
Loans charged-off:					
Commercial	(5,862)	(2,936)	(1,599)	(1,281)	(1,481)
Consumer	(2,784)	(1,220)	(1,078)	(1,352)	(1,344)
Commercial real estate	(411)	(53)	(350)	(501)	(146)
Total charged-off	(9,057)	(4,209)	(3,027)	(3,134)	(2,971)
Net charge-offs	(8,083)	(3,633)	(2,058)	(1,647)	(2,052)
Balance at end of period	$66,981	$48,680	$38,382	$31,265	$24,150
Net charge-offs as a percentage of average loans outstanding	0.19%	0.11%	0.08%	0.08%	0.13%
Allowance for loan losses as a percentage of year-end loans	1.46%	1.32%	1.30%	1.37%	1.45%

Allocation of the Allowance for Loan Losses

The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future loan losses may occur. The total allowance is available to absorb losses from any segment of loans.

	Allowance for Loan Losses at December 31,									
	2001		2000		1999		1998		1997	
	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
(dollars in thousands)										
Commercial	$24,110	25%	$20,396	24%	$14,268	23%	$ 7,738	21%	$ 5,236	20%
Consumer	9,915	34	4,632	34	4,120	40	7,800	41	6,406	40
Commercial real estate	32,956	41	23,652	42	19,994	37	15,727	38	12,508	40
	$66,981	100%	$48,680	100%	$38,382	100%	$31,265	100%	$24,150	100%

Investment Securities

The following table summarizes the book value of securities available for sale and securities held to maturity by the Company as of the dates shown.

	December 31,		
	2001	2000	1999
(dollars in thousands)			
U.S. Government agency and mortgage-backed obligations	$3,994,523	$1,900,912	$1,582,933
Obligations of state and political subdivisions	82,922	46,544	42,182
Equity securities	16,325	16,825	9,107
Other	58,934	57,045	30,035
Securities available for sale	$4,152,704	$2,021,326	$1,664,257
U.S. Government agency and mortgage-backed obligations	$1,044,266	$1,437,993	$1,134,115
Obligations of state and political subdivisions	50,602	42,938	35,667
Other	37,304	32,525	32,110
Securities held to maturity	$1,132,172	$1,513,456	$1,201,892

The Company has segregated a portion of its investment portfolio as securities available for sale. The balance of the investment portfolio (excluding trading securities) is categorized as securities held to maturity. Investment securities are classified as available for sale if they might be sold in response to changes in interest rates, prepayment risk, the Company's income tax position, the need to increase regulatory capital, liquidity needs or other similar factors. These securities are carried at fair market value with unrealized gains and losses recognized in Stockholders' Equity. Investment securities are classified as held to maturity when the Company has the intent and ability to hold those securities to maturity. Securities held to maturity are carried at cost and adjusted for accretion of discounts and amortization of premiums. Trading securities are carried at market value, with gains and losses, both realized and unrealized, included in other operating income.

In total, investment securities increased $1.9 billion from $3.6 billion to $5.6 billion at December 31, 2001. Deposit growth and other funding sources were used to increase the Company's investment portfolio. The available for sale portfolio increased $2.1 billion to $4.2 billion, and the securities held to maturity portfolio decreased $381.3 million to $1.1 billion at year-end 2001. The portfolio of trading securities increased $173.5 million from year-end 2000 to $282.8 million at year-end 2001. At December 31, 2001, the average life and duration of the investment portfolio were approximately 5.8 years and 4.3 years, respectively, as compared to 6.9 years and 4.9 years, respectively, at December 31, 2000. At December 31, 2001 the yield on the portfolio was 6.38%, down from 6.80% at December 31, 2000.

The Company's investment portfolio consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have little, if any, credit risk since they are either backed by the full faith and credit of the U.S. Government, or are guaranteed by an agency of the U.S. Government, or are AAA rated. These investment securities carry fixed coupons whose rate does not change over the life of the securities. Certain securities are purchased at premiums or discounts. Their yield will change depending on any change in the estimated rate of prepayments. The Company amortizes premiums and accretes discounts over the estimated average life of the securities. Changes in the estimated average life of the investment portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting the Company's investment yields. For the year ended December 31, 2001, the yield on the investment portfolio was 6.37%, a decrease of 39 basis points from 6.76% in fiscal 2000.

At December 31, 2001, the net unrealized appreciation in securities available for sale included in stockholders' equity totaled $15.8 million, net of tax, compared to net unrealized depreciation of $5.2 million, net of tax, at December 31, 2000.

The contractual maturity distribution and weighted average yield of the Company's investment portfolio (excluding equity and trading securities) at December 31, 2001, are summarized in the following table. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amortized cost amount of the related investment and has been tax effected, assuming a federal tax rate of 35%, on tax-exempt obligations.

	December 31, 2001									
	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
(dollars in thousands)										
Securities available for sale:										
U.S. Government agency and mortgage-backed obligations	$57,615	2.01%	$7,466	7.07%			$3,929,442	6.37%	$3,994,523	6.31%
Obligations of state and political subdivisions	2,521	7.04	13,755	7.20	9,831	6.32	56,815	7.66	82,922	7.41
Other securities	3,560	5.91	997	5.03	23,674	7.24	30,703	8.17	58,934	7.60
	$63,696	2.43%	$22,218	7.06%	$33,505	6.97%	$4,016,960	6.41%	$4,136,379	6.35%
Securities held to maturity:										
U.S. Government agency and mortgage-backed obligations	$ 2	7.00%	$23,340	6.39%	$81,352	6.65%	$939,572	6.63%	$1,044,266	6.63%
Obligations of state and political subdivisions	49,827	4.52			775	7.30			50,602	4.56
Other securities	36,696	5.69	455	9.50			153	2.78	37,304	5.72
	$86,525	5.02%	$23,795	6.45%	$82,127	6.65%	$939,725	6.63%	$1,132,172	6.51%

Deposits

Total deposits at December 31, 2001 were $10.2 billion, an increase of $2.8 billion or 38% above total deposits of $7.4 billion at December 31, 2000. The Company remains a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. The Company regards core deposits as all deposits other than certificates of deposit, retail and public, in excess of $100 thousand. Deposits in the various core categories increased $2.6 billion from year-end 2000 to year-end 2001. Certificates of deposit in excess of $100 thousand, retail and public, increased $305.1 million from year-end 2000.

Total deposits averaged $8.6 billion for 2001, an increase of $2.1 billion or 32% above the 2000 average. The average balance of noninterest-bearing demand deposits in 2001 was $2.0 billion, a $443.0 million or 29% increase over the average balance for 2000. The average total balance of passbook and statement savings accounts increased $290.7 million, or 22% compared to the prior year. The average balance of interest-bearing demand accounts (money market and N.O.W. accounts) for 2001 was $3.0 billion, a $680.1 million or 29% increase over the average balance for the prior year. The average balance of time deposits for 2001 was $2.0 billion, a $705.0 million increase over the average balance for 2000. For 2001, the cost of total deposits was 2.25% as compared to 2.84% in 2000.

The Company believes that its record of sustaining core deposit growth is reflective of the Company's retail approach to banking which emphasizes a combination of free checking accounts (subject to a small minimum balance requirement), convenient branch locations, extended hours of operation, quality service, and active marketing.

The average balances and weighted average rates of deposits for each of the years 2001, 2000 and 1999 are presented below.

	2001		2000		1999	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
(dollars in thousands)						
Demand deposits:						
Noninterest-bearing	$1,962,354		$1,519,313		$1,202,412	
Interest-bearing (money market and N.O.W. accounts)	2,999,588	2.12%	2,319,447	3.15%	1,835,011	2.47%
Savings deposits	1,643,145	1.99	1,352,364	2.73	1,011,642	2.06
Time deposits/public funds	2,037,742	4.81	1,332,752	5.63	1,202,849	4.91
Total deposits	$8,642,829		$6,523,876		$5,251,914	

The remaining maturity of certificates of deposit for $100,000 or more as of December 31, 2001, 2000 and 1999 is presented below:

Maturity	2001	2000	1999
(dollars in thousands)			
3 months or less	$897,304	$641,342	$323,029
3 to 6 months	137,388	98,763	49,983
6 to 12 months	70,630	54,489	22,733
Over 12 months	6,820	12,420	7,628
Total	$1,112,142	$807,014	$403,373

Interest Rate Sensitivity and Liquidity

The Company's risk of loss arising from adverse changes in the fair value of financial instruments, or market risk, is composed primarily of interest rate risk. The primary objective of the Company's asset/liability management activities is to maximize net interest income while maintaining acceptable levels of interest rate risk. The Company's Asset/Liability Committee (ALCO) is responsible for establishing policies to limit exposure to interest rate risk, and to ensure procedures are established to monitor compliance with those policies. The guidelines established by ALCO are reviewed by the Company's Board of Directors.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP"), typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, the Company's GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income.

The following table illustrates the GAP position of the Company as of December 31, 2001.

	Interest Rate Sensitivity Gaps December 31, 2001					
	1-90 Days	91-180 Days	181-365 Days	1-5 Years	Beyond 5 Years	Total
(dollars in millions)						
Rate sensitive:						
Interest-earning assets						
Loans	$2,022.8	$ 74.7	$ 170.7	$1,559.5	$ 812.3	$4,640.0
Investment securities	478.6	436.8	775.9	2,915.2	961.0	5,567.5
Total interest-earning assets	2,501.4	511.5	946.6	4,474.7	1,773.3	10,207.5
Interest-bearing liabilities						
Transaction accounts	1,723.8				3,810.9	5,534.7
Time deposits	1,119.3	397.0	551.1	180.1		2,247.5
Other borrowed money	264.6					264.6
Long-term debt				23.0	57.5	80.5
Total interest-bearing liabilities	3,107.7	397.0	551.1	203.1	3,868.5	8,127.3
Period gap	(606.3)	114.5	395.5	4,271.7	(2,095.1)	$2,080.2
Cumulative gap	$(606.3)	$(491.8)	$(96.3)	$4,175.3	$2,080.2	
Cumulative gap as a percentage of total interest-earning assets	(5.9)%	(4.8)%	(0.9)%	40.9%	20.4%	

Management believes that the simulation of net interest income in different interest rate environments provides a more meaningful measure of interest rate risk. Income simulation analysis captures not only the potential of all assets and liabilities to mature or reprice, but also the probability that they will do so. Income simulation also attends to the relative interest rate sensitivities of these items, and projects their behavior over an extended period of time. Finally, income simulation permits management to assess the probable effects on the balance sheet not only of changes in interest rates, but also of proposed strategies for responding to them.

The Company's income simulation model analyzes interest rate sensitivity by projecting net income over the next 24 months in a flat rate scenario versus net income in alternative interest rate scenarios. Management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, the Company's model projects a proportionate 200 basis point change during the next year, with rates remaining constant in the second year.

The Company's Asset/Liability Committee (ALCO) policy has established that interest income sensitivity will be considered acceptable if net income in the above interest rate scenario is within 15% of net income in the flat rate scenario in the first year and within 30% over the two year time frame. At December 31, 2001, the Company's income simulation model indicates net income would decrease by 3.3% and 13.1% in the first year and over a two year time frame, respectively, if rates decreased as described above, as compared to an increase of 5.0% and 2.6%, respectively, at December 31, 2000. The model projects that net income would decrease by 2.1% and increase by 1.7% in the first year and over a two year time frame, respectively, if rates increased as described above, as compared to a decrease of 7.9% and 8.1%, respectively, at December 31, 2000. All of these forecasts are within an acceptable level of interest rate risk per the policies established by ALCO.

In the event the model indicates an unacceptable level of risk, the Company could undertake a number of actions that would reduce this risk, including the sale of a portion of its available for sale investment portfolio, the use of risk management strategies such as interest rate swaps and caps, or the extension of the maturities of its short-term borrowings.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all the Company's assets and liabilities, as well as any off balance sheet items. The model calculates the market value of the Company's assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point change in rates. The Company's ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate 200 basis point change would result in the loss of 60% or more of the excess of market value over book value in the current rate scenario. At December 31,

2001, the market value of equity indicates an acceptable level of interest rate risk.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of the Company's assets and liabilities given an immediate 200 basis point change in interest rates. One of the key assumptions is the market value assigned to the Company's core deposits, or the core deposit premium. The Company has completed and updated comprehensive core deposit studies in order to assign its own core deposit premiums as permitted by regulation. The studies have consistently confirmed management's assertion that the Company's core deposits have stable balances over long periods of time, and are generally insensitive to changes in interest rates. Thus, these core deposit balances provide an internal hedge to market value fluctuations in the Company's fixed rate assets. Management believes the core deposit premiums produced by its core deposit study and utilized in its market value of equity model at December 31, 2001 provide an accurate assessment of the Company's interest rate risk.

Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other borrowing needs, to maintain reserve requirements and to otherwise operate the Company on an ongoing basis. The Company's liquidity needs are primarily met by growth in core deposits, its cash and federal funds sold position, and cash flow from its amortizing investment and loan portfolios. If necessary, the Company has the ability to raise liquidity through collateralized borrowings, FHLB advances, or the sale of its available for sale investment portfolio. As of December 31, 2001 the Company had in excess of $4.0 billion in immediately available liquidity which includes securities that could be sold or used for collateralized borrowings, cash on hand, and borrowing capacities under existing lines of credit. During 2001, deposit growth and short-term borrowings were used to fund growth in the loan portfolio and purchase additional investment securities.

Short-Term Borrowings

Short-term borrowings, or other borrowed money, which consist primarily of securities sold under agreement to repurchase, federal funds purchased, and lines of credit, were used in 2001 to meet short-term liquidity needs. For 2001, short-term borrowings averaged $94.3 million as compared to $268.3 million in 2000. The average rate on the Company's short-term borrowings was 3.72% and 6.31% during 2001 and 2000, respectively. As of December 31, 2001, short-term borrowings included $199.6 million of securities sold under agreements to repurchase at an average rate of 1.71%.

Long-Term Debt

In 1997, the Company issued $57.5 million of 8.75% Trust Capital Securities through Commerce Capital Trust I, a newly formed Delaware business trust subsidiary of the Company. All $57.5 million of the Trust Capital Securities qualify as Tier I capital for regulatory capital purposes.

Stockholders' Equity and Dividends

At December 31, 2001, stockholders' equity totaled $636.6 million, up $144.3 million or 29% over stockholders' equity of $492.2 million at December 31, 2000. This increase was due to the Company's net income for the year, shares issued under dividend reinvestment and compensation and benefit plans, and unrealized appreciation on securities available for sale. Stockholders' equity as a percent of total assets was 5.60% at December 31, 2001, as compared to 5.93% at December 31, 2000.

Risk-based capital standards issued by bank regulatory authorities in the United States attempt to relate a banking company's capital to the risk profile of its assets and provide the basis for which all banking companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards require all banks to have Tier 1 capital of at least 4% and total capital, including Tier 1 capital, of at least 8% of risk-adjusted assets. Tier 1 capital includes stockholders' equity (adjusted for goodwill, other intangibles, and the unrealized appreciation/depreciation in securities available for sale) plus the Trust Capital Securities. Total capital is comprised of all of the components of Tier 1 capital plus qualifying subordinated debt instruments and the reserve for possible loan losses.

Banking regulators have also issued leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted average assets. The following table provides a comparison of the Company's risk-based capital ratios and leverage ratio to the minimum regulatory requirements for the periods indicated.

	December 31,		Minimum Regulatory Requirements	
	2001	2000	2001	2000
Risk based capital ratios:				
Tier 1	10.81%	10.79%	4.00%	4.00%
Total capital	11.96	11.92	8.00	8.00
Leverage ratio	6.24	6.92	4.00	4.00

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which became law in December of 1991, required each federal banking agency including the Board of Governors of the Federal Reserve System ("FRB"), to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. This law also requires each federal banking agency, including the FRB, to specify, by regulation, the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." At December 31, 2001, the Company's consolidated capital levels and each of the Company's banking subsidiaries met the regulatory definition of a "well capitalized" financial institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

On February 27, 2002, the Company announced that it proposes to privately sell up to $175 million of convertible trust preferred shares comprised of preferred securities issued by a business trust to be formed by Commerce Bancorp. The offering will be made pursuant to SEC Rule 144A only to qualified institutional and certain other accredited investors. The Company intends to file a registration statement with the SEC to register the resale of the trust preferred and the underlying common securities by the purchasers in the private placement. The proceeds of the offering will be used for general corporate purposes, including among other things contributions to the capital of subsidiary banks to fund their growth and operations. A portion of the proceeds may also be used to repay currently outstanding debt.

The Company's common stock is listed for trading on the New York Stock Exchange under the symbol CBH. The quarterly market price ranges and dividends paid per common share for each of the last two years are shown in the table below. Prices and dividends per share have been adjusted to reflect the 2 for 1 stock split with a record date of December 3, 2001. As of February 28, 2002, there were approximately 24,000 holders of record of the Company's common stock.

Common Share Data	Market Prices		Cash Dividends
	High	Low	Per Share
2001 Quarter Ended			
December 31	$39.34	$34.05	$0.13750
September 30	38.79	30.55	0.13750
June 30	36.35	29.40	0.13750
March 31	33.28	26.90	0.13750
2000 Quarter Ended			
December 31	$35.00	$25.34	$0.12250
September 30	29.25	23.31	0.12250
June 30	24.47	18.94	0.12250
March 31	19.81	15.66	0.11667

The Company offers a Dividend Reinvestment and Stock Purchase Plan by which dividends on the Company's Common Stock and optional monthly cash payments may be invested in Common Stock at a 3% discount (subject to change) to the market price and without payment of brokerage commissions.

Related Parties

The Company engaged in certain activities with entities that would be considered related parties. See notes 4 and 7 to the Company's consolidated financial statements included elsewhere herein.

Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

Results of Operations - 2000 versus 1999

Net income for 2000 was $80.0 million compared to $66.0 million in 1999. Diluted net income per common share was $1.25 compared to $1.08 per common share for the prior year.

Net interest income on a tax-equivalent basis for 2000 amounted to $306.1 million, an increase of $56.6 million, or 23% over 1999.

Interest income on a tax-equivalent basis increased $122.9 million or 31% to $514.5 million in 2000. This increase was primarily related to volume increases in the loan and investment portfolios. Interest expense for 2000 rose $66.3 million to $208.4 million from $142.1 million in 1999. This increase was primarily related to increases in the Company's levels of deposits.

The provision for loan losses was $13.9 million in 2000 compared to $9.2 million in the prior year.

For 2000, noninterest income totaled $150.8 million, an increase of $36.2 million or 32% from 1999. The increase was due primarily to increased other operating income, which rose $23.4 million from 1999, including an increase of $13.2 million in revenues from Commerce National Insurance. In addition, deposit charges and service fees increased $12.1 million over 1999 due primarily to higher transaction volumes, and net investment securities gains increased $631 thousand over the prior year.

Noninterest expenses totaled $315.4 million for 2000, an increase of $62.8 million, or 25% over 1999. Contributing to this increase was the addition of 30 new branches during 2000 and the expansion of Commerce National Insurance. With the addition of these new offices, staff, facilities, marketing and related expenses rose accordingly. Other noninterest expenses rose $13.8 million to $56.2 million in 2000. This increase resulted primarily from higher bank-card related service charges, increased business development expenses, and higher provisions for non-credit-related losses.

Mergers and Acquisitions

During 2001, the Company acquired Fitzsimmons Insurance and Financial Services, Inc., Business Training Systems, Inc. and Brettler Financial Group, Inc., insurance brokerage agencies, which were merged with and into Commerce National Insurance. The Company issued approximately 108,000 shares of common stock in exchange for all of the outstanding shares of these agencies. The transactions were accounted for as poolings of interests. However, the Company did not restate the financial statements of the periods prior to the acquisitions as the changes, in the aggregate, were immaterial.

Commerce Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets

	(dollars in thousands)	December 31, 2001	December 31, 2000
Assets	Cash and due from banks	$ 557,738	$ 443,918
	Federal funds sold	0	52,000
	Cash and cash equivalents	557,738	495,918
	Loans held for sale	73,261	41,791
	Trading securities	282,811	109,306
	Securities available for sale	4,152,704	2,021,326
	Securities held to maturity (market value 2001-$1,146,345; 2000-$1,503,202)	1,132,172	1,513,456
	Loans	4,583,412	3,687,260
	Less allowance for loan losses	66,981	48,680
		4,516,431	3,638,580
	Bank premises and equipment, net	362,992	276,097
	Other assets	285,594	200,042
		$11,363,703	$8,296,516
Liabilities	Deposits:		
	Demand:		
	Interest-bearing	$3,608,709	$2,628,358
	Noninterest-bearing	2,403,637	1,789,371
	Savings	1,925,919	1,436,800
	Time	2,247,329	1,533,065
	Total deposits	10,185,594	7,387,594
	Other borrowed money	264,554	283,714
	Other liabilities	196,485	52,484
	Trust Capital Securities - Commerce Capital Trust I	57,500	57,500
	Long-term debt	23,000	23,000
		10,727,133	7,804,292
Stockholders' Equity	Common stock, 65,832,559 shares issued (63,522,906 shares in 2000)	65,833	49,627
	Capital in excess of par or stated value	461,897	422,375
	Retained earnings	94,698	27,083
	Accumulated other comprehensive income (loss)	15,764	(5,239)
		638,192	493,846
	Less treasury stock, at cost	1,622	1,622
	Total stockholders' equity	636,570	492,224
		$11,363,703	$8,296,516

See accompanying notes.

Commerce Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income

		Year Ended December 31,		
	(dollars in thousands, except per share amounts)	2001	2000	1999
Interest Income	Interest and fees on loans	$326,723	$292,066	$215,170
	Interest on investment securities	271,707	208,769	170,300
	Other interest	5,937	4,465	978
	Total interest income	604,367	505,300	386,448
Interest Expense	Interest on deposits:			
	Demand	63,554	72,975	45,274
	Savings	32,647	36,935	20,835
	Time	98,084	75,046	59,021
	Total interest on deposits	194,285	184,956	125,130
	Interest on other borrowed money	3,508	16,943	9,880
	Interest on long-term debt	5,248	6,471	7,071
	Total interest expense	203,041	208,370	142,081
	Net interest income	401,326	296,930	244,367
	Provision for loan losses	26,384	13,931	9,175
	Net interest income after provision for loan losses	374,942	282,999	235,192
Noninterest Income	Deposit charges and service fees	84,065	56,306	44,196
	Other operating income	111,760	91,241	67,818
	Net investment securities gains	980	3,213	2,582
	Total noninterest income	196,805	150,760	114,596
Noninterest Expense	Salaries and benefits	198,034	148,799	121,882
	Occupancy	39,152	31,419	22,407
	Furniture and equipment	50,724	40,436	31,659
	Office	26,808	23,548	21,356
	Audit and regulatory fees and assessments	4,024	3,256	2,623
	Marketing	18,378	11,706	10,155
	Other	82,916	56,193	42,441
	Total noninterest expenses	420,036	315,357	252,523
	Income before income taxes	151,711	118,402	97,265
	Provision for federal and state income taxes	48,689	38,355	31,305
	Net income	$103,022	$ 80,047	$ 65,960
	Net income per common and common equivalent share:			
	Basic	$ 1.59	$ 1.30	$ 1.13
	Diluted	$ 1.51	$ 1.25	$ 1.08
	Average common and common equivalent shares outstanding:			
	Basic	64,666	61,755	58,310
	Diluted	68,102	64,223	60,930
	Cash dividends, common stock	$0.55	$ 0.48	$ 0.41

See accompanying notes.

Commerce Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

		Year Ended December 31,		
	(dollars in thousands)	2001	2000	1999
Operating Activities	Net income	**$103,022**	$80,047	$ 65,960
	Adjustments to reconcile net income to net cash (used) provided by operating activities:			
	Provision for loan losses	**26,384**	13,931	9,175
	Provision for depreciation, amortization and accretion	**44,263**	32,596	28,186
	Gains on sales of securities available for sale	**(980)**	(3,213)	(2,582)
	Proceeds from sales of loans held for sale	**688,752**	56,101	111,055
	Originations of loans held for sale	**(720,222)**	(92,188)	(94,341)
	Net loan (chargeoffs)	**(8,083)**	(3,633)	(2,058)
	Net decrease (increase) in trading securities	**(173,505)**	8,531	(32,478)
	Increase in other assets	**(97,711)**	(17,494)	(60,142)
	Increase (decrease) in other liabilities	**148,055**	26,271	(23,064)
	Deferred income tax benefit	**(4,054)**	(2,812)	(3,468)
	Net cash provided (used) by operating activities	**5,921**	98,137	(3,757)
Investing Activities	Proceeds from the sales of securities available for sale	**381,341**	410,541	398,274
	Proceeds from the maturity of securities available for sale	**895,077**	345,160	313,373
	Proceeds from the maturity of securities held to maturity	**384,388**	174,124	241,690
	Purchase of securities available for sale	**(3,311,356)**	(1,055,694)	(1,002,738)
	Purchase of securities held to maturity	**(68,420)**	(127,194)	(236,623)
	Net increase in loans	**(906,160)**	(1,095,712)	(820,299)
	Proceeds from sales of loans	**10,008**	10,622	9,769
	Purchases of premises and equipment	**(128,137)**	(109,701)	(73,303)
	Net cash used by investing activities	**(2,743,259)**	(1,447,854)	(1,169,857)
Financing Activities	Net increase in demand and savings deposits	**2,083,736**	1,314,974	721,147
	Net increase (decrease) in time deposits	**714,264**	463,700	(41,035)
	Net (decrease) increase in other borrowed money	**(19,160)**	(274,378)	530,247
	Dividends paid	**(35,400)**	(29,761)	(23,476)
	Proceeds from issuance of common stock under dividend reinvestment and other stock plans	**53,004**	53,670	31,428
	Other	**2,714**	(5,494)	612
	Net cash provided by financing activities	**2,799,158**	1,522,711	1,218,923
	Increase in cash and cash equivalents	**61,820**	172,994	45,309
	Cash and cash equivalents at beginning of year	**495,918**	322,924	277,615
	Cash and cash equivalents at end of year	**$557,738**	$495,918	$ 322,924
	Supplemental disclosures of cash flow information:			
	Cash paid during the year for:			
	Interest	**$201,127**	$206,144	$ 141,810
	Income taxes	**48,826**	36,373	26,753
	Other noncash activities:			
	Transfer of securities to securities available for sale			91,010
	Securitization of loans		358,918	129,768

See accompanying notes.

Commerce Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2001, 2000 and 1999 *(in thousands, except per share amounts)*	Common Stock	Preferred Stock	Capital in Excess of Par or Stated Value	Retained Earnings	Commitment to ESOP	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balances at December 31, 1998	**$40,988**	**$ 0**	**$236,928**	**$41,536**	**$(1,282)**	**$(1,624)**	**$ 7,006**	**$323,552**
Acquisition of insurance brokerage agencies (148 shares)	110		212					322
As adjusted balance at January 1, 1999	41,098	0	237,140	41,536	(1,282)	(1,624)	7,006	323,874
Net income				65,960				65,960
Other comprehensive income, net of tax								
Unrealized loss on securities (pre-tax ($71,923)							(45,431)	(45,431
Reclassification adjustment (pre-tax ($1,919)							(1,319)	(1,319
Other comprehensive income								(46,750
Total comprehensive income								19,210
Common stock dividend and cash paid in lieu of fractional shares (2,290 shares)	1,790		49,968	(51,890)				(132
Cash dividends paid				(23,343)				(23,343
Shares issued under dividend reinvestment and compensation and benefit plans (1,960 shares)	1,530		29,897					31,427
Other			4,438		1,282			5,720
Balances at December 31, 1999	**$44,418**	**$ 0**	**$321,443**	**$32,263**	**$ 0**	**$(1,624)**	**$(39,744)**	**$356,756**
Acquisition of insurance brokerage agencies (602 shares)	470		(450)	(5,519)				(5,499
As adjusted balance at January 1, 2000	44,888	0	320,993	26,744	0	(1,624)	(39,744)	351,257
Net income				80,047				80,047
Other comprehensive income, net of tax								
Unrealized gain on securities (pre-tax $52,382)							33,837	33,837
Reclassification adjustment (pre-tax $1,027)							668	668
Other comprehensive income								34,505
Total comprehensive income								114,552
Common stock dividend and cash paid in lieu of fractional shares (2,834 shares)	2,214		47,734	(50,031)				(83
Cash dividends paid				(29,678)				(29,678
Shares issued under dividend reinvestment and compensation and benefit plans (3,230 shares)	2,523		51,147					53,670
Other	2		2,501	1		2		2,506
Balances at December 31, 2000	**$49,627**	**$ 0**	**$422,375**	**$27,083**	**$ 0**	**$(1,622)**	**$ (5,239)**	**$492,224**
Acquisition of insurance brokerage agencies (108 shares)	108		(885)					(777
As adjusted balance at January 1, 2001	63,630		407,595	27,083	0	(1,622)	(5,239)	491,447
Net income				103,022				103,022
Other comprehensive income, net of tax								
Unrealized gain on securities (pre-tax $31,924)							20,525	20,525
Reclassification adjustment (pre-tax $735)							478	478
Other comprehensive income								21,003
Total comprehensive income								124,025
Cash dividends paid				(35,400)				(35,400
Shares issued under dividend reinvestment and compensation and benefit plans (2,202 shares)	2,202		50,802					53,004
Restatement of par value	(17,865)		17,865					
Shares issued pursuant to stock split	31,761		(31,761)					
Other			3,501	(7)				3,494
Balances at December 31, 2001	**$65,833**	**$0**	**$461,897**	**$94,698**	**$0**	**$(1,622)**	**$15,764**	**$636,570**

See accompanying notes.

1. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiaries, Commerce Bank, N.A. (Commerce NJ), Commerce Bank/Pennsylvania, N.A. (Commerce PA), Commerce Bank/Shore, N.A. (Commerce Shore), Commerce Bank/North (Commerce North), Commerce Bank/Delaware, N.A. (Commerce Delaware), Commerce National Insurance Services, Inc. (Commerce National Insurance), Commerce Capital Trust I, and Commerce Capital Markets, Inc. (CCMI). All material intercompany transactions have been eliminated. Certain amounts from prior years have been reclassified to conform with 2001 presentation. All common stock and per share amounts have been adjusted to reflect the 2 for 1 stock split with a record date of December 3, 2001.

The Company is a multi-bank holding company headquartered in Cherry Hill, New Jersey, operating primarily in the metropolitan Philadelphia, New Jersey, Delaware and metropolitan New York markets. Through its subsidiaries, the Company provides retail and commercial banking services, corporate trust services, insurance brokerage services, and certain securities activities, including trading, underwriting and advisory services.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Securities

Trading account securities are carried at market value. Gains and losses, both realized and unrealized, are included in other operating income. Trading gains of $10.6 million, $8.4 million, and $7.8 million were recorded in 2001, 2000, and 1999, respectively, including unrealized gains of $265,000 and $2.4 million at December 31, 2001 and 2000, respectively.

Investment securities are classified as held to maturity when the Company has the intent and ability to hold those securities to maturity. Securities held to maturity are stated at cost and adjusted for accretion of discounts and amortization of premiums.

Those securities that might be sold in response to changes in market interest rates, prepayment risk, the Company's income tax position, the need to increase regulatory capital, or similar other factors are classified as available for sale. Available for sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for accretion of discounts and amortization of premiums. Realized gains and losses are determined on the specific certificate method and are included in noninterest income.

Loans

Loans are stated at principal amounts outstanding, net of deferred loan origination fees and costs. Interest income on loans is accrued and credited to interest income monthly as earned. Loans held for sale are valued on an aggregate basis at the lower of cost or fair value. Loan origination fees are generally considered as adjustments of interest rate yields and are amortized into interest income on loans over the terms of the related loans.

Loans are placed on a non-accrual status and cease accruing interest when loan payment performance is deemed unsatisfactory. However, all loans past due 90 days are placed on non-accrual status, unless the loan is both well secured and in the process of collection.

Allowance for Loan Losses
The allowance for loan losses is increased by provisions charged to expense and reduced by loan charge-offs net of recoveries. Based upon management's evaluation of the loan portfolio, the allowance is maintained at a level considered adequate to absorb estimated inherent losses in the loan portfolio. The level of the allowance is based on an evaluation of the risk characteristics included in the loan portfolio, including such factors as the volume and composition of the portfolio, historical loan loss experience, present and prospective financial condition of borrowers, general national and local economic conditions, and other relevant factors, all of which may be susceptible to significant change.

Bank Premises and Equipment
Bank premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization are determined on the straight-line method for financial reporting purposes, and accelerated methods for income tax purposes.

Other Real Estate (ORE)
Real estate acquired in satisfaction of a loan is reported in other assets at the lower of cost or fair value less disposition costs. Properties acquired by foreclosure or deed in lieu of foreclosure are transferred to ORE and recorded at the lower of cost or fair value less disposition costs based on their appraised value at the date actually or constructively received. Losses arising from the acquisition of such property are charged against the allowance for loan losses. Subsequent adjustments to the carrying values of ORE properties are charged to operating expense. Included in Other noninterest expense is $1.7 million, $1.0 million and $1.8 million related to Other Real Estate expenses, net for 2001, 2000 and 1999, respectively.

Intangible Assets
The excess of cost over fair value of net assets acquired (goodwill) is included in other assets and is being amortized on a straight-line basis over the period of expected benefit, which approximates 15 years. Goodwill amounted to $1.9 million and $2.2 million at December 31, 2001 and 2000, respectively. Other intangible assets are amortized on a straight-line basis over 10 to 15 year lives. Other intangibles amounted to $1.4 million and $1.6 million at December 31, 2001 and 2000, respectively.

Income Taxes
The provision for income taxes is based on current taxable income. Deferred income taxes are provided on temporary differences between amounts reported for financial statement and tax purposes.

Restriction on Cash and Due From Banks
The Banks are required to maintain reserve balances with the Federal Reserve Bank. The weighted average amount of the reserve balances for 2001 and 2000 were approximately $16.7 million and $7.1 million, respectively.

Derivative Financial Instruments
The Company utilizes an interest rate swap to manage interest rate risk associated with its Commerce Capital Trust Securities. Net amounts payable or receivable from this contract are accrued as an adjustment to interest expense. Management has determined the swap to be effective since the terms of the swap are substantially identical to those contained in the Trust Capital Securities. The Company adopted the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) as of January 1, 2001. Under FAS 133 derivatives are carried at fair value with corresponding changes recognized in other comprehensive income. The cumulative effect of adoption of FAS 133 and the unrealized gain on the swap were not material.

As part of CCMI's broker-dealer activities, the Company maintains a trading securities portfolio for distribution to customers in order to meet those customers' needs. Derivative instruments, primarily interest rate futures and options, are used in order to reduce the exposure to interest rate risk relating to the trading portfolio. These contracts are carried at fair value with changes in fair value included in other operating income.

Recent Accounting Statements
In June 2001, the FASB issued Statement No. 141, "Business Combinations" (FAS 141), which replaces APB Opinion 16. FAS 141 requires all business combinations to be accounted for by the purchase method and eliminates the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. While FAS 141 will affect how future business combinations, if undertaken, are accounted for and disclosed in the financial statements, the issuance of the new guidance had no effect on the Company's results of operations, financial position, or liquidity during 2001.

In conjunction with the issuance of the new guidance for business combinations, the FASB also issued Statement No. 142, "Goodwill and Other Intangible Assets" (FAS 142), which addresses the accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17. Under the provisions of FAS 142, goodwill and certain other intangible assets, which do not possess finite useful lives, will no longer be amortized into net income over an estimated life but rather will be tested at least annually for impairment based on specific guidance provided in the new standard. Intangible assets determined to have finite lives will continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. The provisions of FAS 142, which were adopted by the Company as required effective January 1, 2002, will not have a material impact on the results of operations of the Company. It is anticipated there will not be any material categorical reclassifications or adjustments to the useful lives of finite-lived intangible assets as a result of adopting the new guidance.

2. Mergers and Acquisitions

During 2001, the Company acquired Fitzsimmons Insurance and Financial Services, Inc., Business Training Systems, Inc. and Brettler Financial Group, Inc., insurance brokerage agencies, which were merged with and into Commerce National Insurance. The Company issued approximately 108,000 shares of common stock in exchange for all of the outstanding shares of these agencies.

In November 1999, Mullaney Insurance Associates, Oakhurst, NJ, an insurance brokerage agency was merged with and into Commerce National Insurance. The Company issued approximately 134,000 shares of common stock in exchange for all of the outstanding shares of this agency. In January 2000, Traber and Vreeland, Inc., Randolph, NJ, and in October 2000, Guarantee Service Agency, Inc. t/a Maywood Agency, Maywood, NJ, insurance brokerage agencies, were merged with and into Commerce National Insurance. The Company issued approximately 602,000 shares of common stock in exchange for all the outstanding shares of these agencies.

All of these transactions were accounted for as poolings of interests. However, financial statements of the periods prior to the acquisitions have not been restated, as the changes, in the aggregate, would be immaterial.

3. Investment Securities

A summary of the amortized cost and market value of securities available for sale and securities held to maturity (in thousands) at December 31, 2001 and 2000 follows:

	December 31,							
	2001				2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government agency and mortgage-backed obligations	$3,974,752	$41,312	$(21,541)	$3,994,523	$1,912,261	$ 6,562	$(17,911)	$1,900,912
Obligations of state and political subdivisions	83,727	768	(1,573)	82,922	46,528	436	(420)	46,544
Equity securities	11,666	4,828	(169)	16,325	13,823	3,170	(168)	16,825
Other	58,175	1,256	(497)	58,934	56,989	1,083	(1,027)	57,045
Securities available for sale	$4,128,320	$48,164	$(23,780)	$4,152,704	$2,029,601	$11,251	$(19,526)	$2,021,326
U.S. Government agency and mortgage-backed obligations	$1,044,266	$16,917	$(2,742)	$1,058,441	$1,437,993	$ 5,111	$(15,365)	$1,427,739
Obligations of state and political subdivisions	50,602			50,602	42,938			42,938
Other	37,304		(2)	37,304	32,525			32,525
Securities held to maturity	$1,132,172	$16,917	$(2,744)	$1,146,345	$1,513,456	$ 5,111	$(15,365)	$1,503,202

The amortized cost and estimated market value of investment securities (in thousands) at December 31, 2001, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because obligors have the right to repay obligations without prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ 63,186	$ 63,697	$ 86,523	$ 86,523
Due after one year through five years	14,202	14,752	455	455
Due after five years through ten years	32,349	33,504	775	775
Due after ten years	89,149	87,518	153	151
Mortgage backed securities	3,917,768	3,936,908	1,044,266	1,058,441
Equity securities	11,666	16,325		
	$4,128,320	$4,152,704	$1,132,172	$1,146,345

Proceeds from sales of securities available for sale during 2001, 2000 and 1999 were $381.3 million, $410.5 million and $398.3 million, respectively. Gross gains of $2.2 million, $3.2 million and $2.6 million were realized on the sales in 2001, 2000, and 1999, respectively, and gross losses of $1.2 million, $0 and $27,000 were realized in 2001, 2000 and 1999, respectively.

At December 31, 2001 and 2000, investment securities with a carrying value of $1,610.3 million and $998.9 million, respectively, were pledged to secure deposits of public funds.

4. Loans

The following is a summary of loans outstanding (in thousands) at December 31, 2001 and 2000:

	December 31,	
	2001	2000
Commercial real estate:		
Owner-occupied	$ 750,562	$ 685,916
Investor/developer	664,605	471,604
Construction	460,957	380,804
	1,876,124	1,538,324
Commercial loans:		
Term	600,374	469,564
Line of credit	556,977	430,811
Demand	440	1,400
	1,157,791	901,775
Consumer:		
Mortgages (1-4 family residential)	471,680	351,644
Installment	161,647	154,415
Home equity	872,974	710,848
Credit lines	43,196	30,254
	1,549,497	1,247,161
	$4,583,412	$3,687,260

The Company securitized $358.9 million and $129.8 million of residential mortgage loans during 2000 and 1999, respectively, and included the securitized assets in its held to maturity investment portfolio. No gains or losses were recognized on these transactions. No loan securitizations occurred in 2001.

Loans to executive officers and directors of the Company and its subsidiaries, and companies with which they are associated, are made in the ordinary course of business and on substantially the same terms as comparable unrelated transactions. Such loans approximated $70.1 million and $56.6 million at December 31, 2001 and 2000, respectively.

The Company purchased goods and services, including legal fees, from related parties. Such disbursements aggregated $4.5 million, $2.8 million, and $2.7 million in 2001, 2000, and 1999, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

5. Allowance for Loan Losses

The following is an analysis of changes in the allowance for loan losses (in thousands) for 2001, 2000 and 1999:

	2001	2000	1999
Balance, January 1	$48,680	$38,382	$31,265
Provision charged to operating expense	26,384	13,931	9,175
Recoveries of loans previously charged off	974	576	969
Loan charge-offs	(9,057)	(4,209)	(3,027)
Balance, December 31	$66,981	$48,680	$38,382

6. Non-accrual and Restructured Loans and Other Real Estate

The total of non-performing loans (non-accrual and restructured loans) was $16.8 million and $13.6 million at December 31, 2001 and 2000, respectively. Non-performing loans of $0.9 million, $1.3 million and $1.6 million net of charge offs of $17,000, $26,000 and $39,000 were transferred to other real estate during 2001, 2000 and 1999, respectively. Other real estate ($1.5 million and $3.0 million at December 31, 2001 and 2000, respectively) is included in other assets.

At December 31, 2001 and 2000, the recorded investment in loans considered to be impaired under FASB Statement No. 114 "Accounting by Creditors for Impairment of a Loan" totaled $12.2 million and $9.1 million, respectively, all of which are included in non-performing loans. As permitted, all homogenous smaller balance consumer and residential mortgage loans are excluded from individual review for impairment. The majority of impaired loans were measured using the fair market value of collateral. At December 31, 2001, approximately $1.5 million was allocated to these loans. Impaired loans averaged approximately $10.7 million, $7.3 million and $4.6 million, during 2001, 2000 and 1999, respectively. Interest income of approximately $2.1 million, $1.7 million and $1.0 million would have been recorded on non-performing loans (including impaired loans) in accordance with their original terms in 2001, 2000 and 1999, respectively. Actual interest income recorded on these loans amounted to $237,000, $525,000 and $255,000 during 2001, 2000 and 1999, respectively.

7. Bank Premises, Equipment, and Leases

A summary of bank premises and equipment (in thousands) is as follows:

	December 31,	
	2001	2000
Land	$ 84,893	$ 54,066
Buildings	172,139	121,908
Leasehold improvements	23,648	20,979
Furniture, fixtures and equipment	217,777	177,708
Leased property under capital leases	124	124
	498,581	374,785
Less accumulated depreciation and amortization	135,589	98,688
	$362,992	$276,097

At December 31, 2001, the Company leased from various related parties under separate operating lease agreements the land on which it has constructed 22 offices. Rents paid under these agreements represent market rates and are supported by independent appraisals. The aggregate annual rental under these leases was approximately $1.8 million, $1.6 million and $1.4 million in 2001, 2000 and 1999, respectively. These leases expire periodically beginning in 2004 but are renewable through 2040. Aggregate annual rentals escalate to $1.9 million in 2006.

Total rent expense charged to operations under operating leases was approximately $11.6 million in 2001, $10.4 million in 2000 and $7.8 million in 1999. Total depreciation expense charged to operations was $41.2 million, $32.1 million and $22.2 million in 2001, 2000 and 1999, respectively.

The future minimum rental commitments, by year, under the non-cancelable leases are as follows (in thousands) at December 31, 2001:

	Capital	Operating
2002	$ 12	$12,728
2003	12	11,620
2004	12	11,420
2005	12	11,516
2006	12	11,044
Later years	100	110,271
Net minimum lease payment	$160	$168,599
Less amount representing interest	67	
Present value of net minimum lease payments	$93	

The Company has obtained architectural design and facilities management services for over twenty-five years from a business owned by the spouse of the Chairman of the Board of the Company. The Company spent $2.3 million, $2.0 million and $2.5 million in 2001, 2000 and 1999, respectively, for such services. Additionally, the business received additional revenues for project management of approximately $1.9 million, $1.6 million and $1.4 million in 2001, 2000 and 1999, respectively, on furniture and facility purchases made directly by the Company. Management believes these disbursements were substantially equivalent to those that would have been paid to unaffiliated companies for similar services.

8. Deposits

The aggregate amount of time certificates of deposits in denominations of $100,000 or more was $1.1 billion and $807.0 million at December 31, 2001 and 2000, respectively.

9. Other Borrowed Money

Other borrowed money consists primarily of securities sold under agreements to repurchase, federal funds purchased, and lines of credit, including Federal Home Loan Bank advances. The following table represents information for other borrowed money:

	December 31,			
	2001		2000	
	Amount	Average Rate	Amount	Average Rate
Securities sold under agreements to repurchase	$199,554	1.71%	$283,714	6.70%
Federal funds purchased	65,000	2.00		
	$264,554		$283,714	
Average amount outstanding	$94,257	3.72%	$268,304	6.31%
Maximum month-end balance	264,554		583,208	

As of December 31, 2001, the Company had a line of credit of $453.8 million from the Federal Home Loan Bank of New York, all of which was available and a line of credit of $110.3 million from the Federal Home Loan Bank of Pittsburgh, all of which was available. In addition, CCMI had a line of credit of $10.0 million from another bank, all of which was available.

10. Long-Term Debt

On July 15, 1993, the Company issued $23.0 million of 8 3/8% subordinated notes due 2003. Interest on the debt is payable semi-annually on January 15 and July 15 of each year. The notes may be redeemed in whole or in part at the option of the Company after July 15, 2000 at a price from 102% to 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. A portion of the notes qualifies for total risk-based capital for regulatory purposes, subject to certain limitations.

On June 9, 1997, the Company issued $57.5 million of 8 3/4% Trust Capital Securities through Commerce Capital Trust 1, a newly formed Delaware business trust subsidiary. The Trust Capital Securities evidence a preferred ownership interest in the Trust, of which 100% of the common equity is owned by the Company. The Trust Capital Securities are unconditionally guaranteed by the Company. Interest on the debt is payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year. The Trust Capital Securities are scheduled to mature on June 30, 2027. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after June 30, 2002 at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $57.5 million of the Trust Capital Securities qualify as Tier I capital for regulatory capital purposes.

11. Income Taxes

The provision for income taxes consists of the following (in thousands):

	2001	2000	1999
Current:			
Federal	$52,085	$40,563	$34,339
State	658	604	434
Deferred:			
Federal	(4,054)	(2,812)	(2,368)
State			(1,100)
	$48,689	$38,355	$31,305

The above provision includes income taxes related to securities gains of $400 thousand, $1.1 million and $900 thousand for 2001, 2000 and 1999, respectively.

The provision for income taxes differs from the expected statutory provision as follows:

	2001	2000	1999
Expected provision at statutory rate:	35.0%	35.0%	35.0%
Difference resulting from:			
Tax-exempt interest on loans	(2.0)	(1.4)	(0.7)
Tax-exempt interest on securities	(1.8)	(2.1)	(1.0)
Purchase accounting adjustments	0.1	0.1	0.1
Other, including acquisition costs	0.8	0.8	(1.2)
	32.1%	32.4%	32.2%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The significant components of the Company's deferred tax liabilities and assets as of December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Deferred tax assets:		
Loan loss reserves	$22,359	$15,577
Fair value adjustment, available for sale securities		3,036
Intangibles	3,153	2,901
Other reserves	2,645	2,597
Other	2,711	1,738
Total deferred tax assets	30,868	25,849
Deferred tax liabilities:		
Depreciation	4,979	1,440
Fair value adjustment, available for sale securities	8,620	
Other	1,788	1,326
Total deferred tax liabilities	15,387	2,766
Net deferred assets	$15,481	$23,083

No valuation allowance was recognized for the deferred tax assets at December 31, 2001 and 2000, respectively.

12. Commitments and Letters of Credit

In the normal course of business, there are various outstanding commitments to extend credit, such as letters of credit, which are not reflected in the accompanying financial statements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral is obtained based on management's credit assessment of the borrower. At December 31, 2001, the Banks had outstanding standby letters of credit in the amount of $161.6 million.

In addition, the Banks are committed as of December 31, 2001 to advance $343.5 million on construction loans, $325.2 million on home equity lines of credit and $785.9 million on lines of credit. All other commitments total approximately $334.7 million. The Company anticipates no material losses as a result of these transactions.

13. Common Stock

At December 31, 2001, the Company's common stock had a par value of $1.00. The Company had 150,000,000 shares authorized as of this date.

On November 21, 2001, the Board of Directors declared a 2 for 1 stock split payable on December 18, 2001 to stockholders of record on December 3, 2001. Additionally, the Board adjusted the par value per share to $1.00 from $1.5625. On December 19, 2001, the Board of Directors declared a cash dividend of $0.15 for each share of common stock outstanding payable January 18, 2002 to stockholders of record on January 4, 2002.

14. Earnings Per Share

The calculation of earnings per share follows (in thousands, except for per share amounts):

	Year Ended December 31,		
(dollars in thousands)	2001	2000	1999
Basic:			
Net income applicable to common stock	$103,022	$80,047	$65,960
Average common shares outstanding	64,666	61,755	58,310
Net income per common share	$ 1.59	$ 1.30	$ 1.13
Diluted:			
Net income applicable to common stock on a diluted basis	$103,022	$80,047	$65,960
Average common shares outstanding	64,666	61,755	58,310
Additional shares considered in diluted computation assuming:			
Exercise of stock options	3,436	2,468	2,620
Average common and common equivalent shares outstanding	68,102	64,223	60,930
Net income per common and common equivalent share	$ 1.51	$ 1.25	$ 1.08

15. Benefit Plans

Employee Stock Option Plan

The Company has the 1997 Employee Stock Option Plan (the Plan) for the officers and employees of the Company and its subsidiaries as well as a plan for its non-employee directors. The Plan authorizes the issuance of up to 17,234,000 shares of common stock (as adjusted for stock dividends) upon the exercise of options. 9,880,220 options have been issued under the Plan. The option price for options issued under the Plan must be at least equal to 100% of the fair market value of the Company's common stock as of the date the option is granted. These options generally become exercisable to the extent of 25% annually beginning one year from the date of grant, although the amount exercisable beginning one year from the date of grant may be greater depending on the employees' length of service. The options expire not later than 10 years from the date of grant. In addition, there are options outstanding from prior stock option plans of the Company, which were granted under similar terms. No additional options may be issued under these prior plans.

Information concerning option activity for the periods indicated is as follows:

	Shares Under Option	Weighted Average Exercise Price
Balance at January 1, 1999	9,083,212	$13.84
Options granted	2,260,256	19.41
Options exercised	690,944	6.28
Options canceled	260,588	19.93
Balance at December 31, 1999	10,391,936	15.39
Options granted	98,000	18.25
Options exercised	1,521,224	11.94
Options canceled	314,662	20.21
Balance at December 31, 2000	8,654,050	15.86
Options granted	2,694,550	30.68
Options exercised	1,092,393	14.70
Options canceled	74,017	26.30
Balance at December 31, 2001	10,182,190	19.83

Information concerning options outstanding as of December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable as of 12/31/2001	Weighted Average Exercise Price
$1.52 to $10.00	2,074,458	3.6	$ 7.07	2,074,458	$ 7.07
$10.01 to $20.00	3,111,071	7.0	17.96	2,622,114	17.77
$20.01 to $37.50	4,996,661	7.6	26.29	2,166,254	21.27

The Company has elected not to adopt the recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), which requires a fair value based method of accounting for all employee stock compensation plans. The Company will continue to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations to account for its stock-based compensation plans. If the Company had accounted for stock options under the fair value provisions of FAS 123, net income and net income per share would have been as follows (in thousands, except per share amounts):

	2001	2000	1999
Pro forma net income	$94,918	$70,706	$57,619
Pro forma net income per share:			
Basic	$ 1.47	$ 1.14	$ 0.99
Diluted	1.40	1.11	0.95

The fair value of options granted in 2001, 2000 and 1999 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 4.86% to 6.54%, dividend yields of 2.50% to 3.00%, volatility factors of the expected market price of the Company's common stock of .309 to .332, and weighted average expected lives of the options of 4.75 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Employee Stock Ownership Plan

As of December 31, 2001, the Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of its officers and employees who meet age and service requirements. The ESOP holds 1,676,000 shares of the Company's common stock, all of which are allocated to participant accounts. Employer contributions are determined at the discretion of the Board of Directors. The total contribution expense associated with the Plan for 2001, 2000, and 1999 was $100,000, $100,000 and $547,000, respectively.

Employee 401(k) Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan allows all eligible employees to defer a percentage of their income on a pretax basis through contributions to the plan. Under the provisions of the plan, the Company may match a percentage of the employees' contributions subject to a maximum limit. The charge to operations for Company contributions was $2.8 million for 2001. No employer matching contributions were made for 2000 and 1999, respectively.

Post-employment or Post-retirement Benefits

The Company offers no post-employment or post-retirement benefits.

16. Fair Value of Financial Instruments

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following table represents the carrying amounts and fair values of the Company's financial instruments at December 31, 2001 and 2000:

	December 31,			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 557,738	$ 557,738	$ 495,918	$ 495,918
Loans held for sale	73,261	73,261	41,791	41,791
Trading securities	282,811	282,811	109,306	109,306
Investment securities	5,284,876	5,299,049	3,534,782	3,524,528
Loans (net)	4,516,431	4,652,219	3,638,580	3,652,000
Financial liabilities:				
Deposits	10,185,594	10,209,099	7,387,594	7,400,507
Other borrowed money	264,554	264,554	283,714	283,714
Long-term debt	80,500	82,352	80,500	81,475
Off-balance sheet liabilities:				
Standby letters of credit		$ 1,616		$ 1,693
Commitments to extend credit		1,210		932

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents, loans held for sale and trading securities: The carrying amounts reported approximate those assets' fair value.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans receivable were estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with significant collectibility concerns were fair valued on a loan-by-loan basis utilizing a discounted cash flow method. The carrying amount of accrued interest approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest-bearing and noninterest-bearing checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

Other borrowed money: The carrying amounts reported approximate fair value.

Long-term debt: Current quoted market prices were used to estimate fair value.

Off-balance sheet liabilities: Off-balance sheet liabilities of the Company consist of letters of credit, loan commitments and unfunded lines of credit. Fair values for the Company's off-balance sheet liabilities are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

17. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):

	Three Months Ended			
	December 31	September 30	June 30	March 31
2001				
Interest income	$161,198	$152,981	$147,109	$143,079
Interest expense	43,728	50,268	51,706	57,339
Net interest income	117,470	102,713	95,403	85,740
Provision for loan losses	7,458	6,335	7,982	4,609
Net investment securities gains				980
Provision for federal and state income taxes	13,175	12,278	11,752	11,484
Net income	28,230	26,281	25,110	23,401
Net income per common share:				
Basic	$ 0.43	$ 0.40	$ 0.39	$ 0.37
Diluted	0.41	0.38	0.37	0.35
2000				
Interest income	$138,606	$131,185	$123,283	$112,226
Interest expense	58,861	55,621	49,861	44,027
Net interest income	79,745	75,564	73,422	68,199
Provision for loan losses	3,128	3,668	3,642	3,493
Net investment securities gains	2,393			820
Provision for federal and state income taxes	9,588	10,092	9,459	9,216
Net income	21,384	20,991	19,377	18,295
Net income per common share:				
Basic	$ 0.34	$ 0.34	$ 0.32	$ 0.30
Diluted	0.33	0.32	0.31	0.29

18. Condensed Financial Statements of the Parent Company and Other Matters

Balance Sheets

	December 31,	
(dollars in thousands)	**2001**	2000
Assets		
Cash	$ 1,002	$ 1,090
Securities available for sale	35,842	36,392
Investment in subsidiaries	700,747	536,324
Other assets	11,534	16,018
	$749,125	$589,824
Liabilities		
Other liabilities	$ 32,055	$ 17,100
Trust Capital Securities	57,500	57,500
Long-term debt	23,000	23,000
	112,555	97,600
Stockholders' equity		
Common stock	65,833	49,627
Capital in excess of par or stated value	461,897	422,375
Retained earnings	94,698	27,083
Accumulated other comprehensive income	15,764	(5,239)
	638,192	493,846
Less treasury stock	1,622	1,622
Total stockholders' equity	636,570	492,224
	$749,125	$589,824

Statements of Income

	Year Ended December 31,		
(dollars in thousands)	**2001**	2000	1999
Income:			
Dividends from subsidiaries	$22,400	$ 9,150	$15,750
Interest income	454	497	507
Other	7,022	5,652	3,690
	29,876	15,299	19,947
Expenses:			
Interest expense	7,258	7,244	7,375
Operating expenses	3,214	2,352	2,508
	10,472	9,596	9,883
Income before income taxes and equity in undistributed income of subsidiaries	19,404	5,703	10,064
Income tax benefit	(1,004)	(1,274)	(2,636)
	20,408	6,977	12,700
Equity in undistributed income of subsidiaries	82,614	73,070	53,260
Net income	$103,022	$80,047	$65,960

Statements of Cash Flows

	Year Ended December 31,		
(dollars in thousands)	2001	2000	1999
Operating activities:			
Net income	$103,022	$80,047	$65,960
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed income of subsidiaries	(82,614)	(73,070)	(53,260)
(Gains) losses on sales of securities available for sale	470		(639)
Decrease (increase) in other assets	4,484	(4,430)	(1,335)
Increase in other liabilities	17,874	1,723	13,846
Net cash provided by operating activities	43,236	4,270	24,572
Investing activities:			
Investment in subsidiaries	(62,667)	(28,770)	(31,000)
Proceeds from sale of securities available for sale	1,828	9,997	5,733
Proceeds from the maturity of securities available for sale	66,422	117,863	26,980
Purchase of securities available for sale	(66,864)	(126,522)	(54,723)
Other	352	(38)	27
Net cash used by investing activities	(60,929)	(27,470)	(52,983)
Financing activities:			
Proceeds from issuance of common stock under dividend reinvestment and other stock plans	53,004	53,670	31,428
Cash dividends	(35,400)	(29,761)	(23,476)
Net cash provided by financing activities	17,605	23,909	7,952
Increase (decrease) in cash and cash equivalents	(88)	709	(20,459)
Cash and cash equivalents at beginning of year	1,090	381	20,840
Cash and cash equivalents at end of year	$ 1,002	$ 1,090	$ 381
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 7,089	$ 7,089	$ 7,089
Income taxes	48,616	36,135	26,056

Holders of common stock of the Company are entitled to receive dividends when declared by the Board of Directors out of funds legally available. Under the New Jersey Business Corporation Act, the Company may pay dividends only if it is solvent and would not be rendered insolvent by the dividend payment and only to the extent of surplus (the excess of the net assets of the Company over its stated capital).

The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. New Jersey state banks are subject to similar dividend restrictions. Commerce NJ, Commerce PA, Commerce Shore and Commerce North can declare dividends in 2002 without additional approval of approximately $79.2 million, $20.5 million, $32.5 million and $30.8 million, respectively, plus an additional amount equal to each bank's net profit for 2002 up to the date of any such dividend declaration.

The Federal Reserve Act requires the extension of credit by any of the Company's banking subsidiaries to certain affiliates, including Commerce Bancorp, Inc. (parent), be secured by readily marketable securities, that extension of credit to any one affiliate be limited to 10% of the capital and capital in excess of par or stated value, as defined, and that extensions of credit to all such affiliates be limited to 20% of capital and capital in excess of par or stated value. At December 31, 2001 and 2000, the Company complies with these guidelines.

The Company and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. As of December 31, 2001 and 2000, the Company and each of its subsidiary banks were categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2001 that management believes have changed any subsidiary bank's capital category.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiaries to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-based assets (as defined) and of Tier I capital to average assets (as defined), or leverage. Management believes, as of December 31, 2001, that the Company and its subsidiaries meet all capital adequacy requirements to which they are subject.

The following table presents the Company's and Commerce NJ's risk-based and leverage capital ratios at December 31, 2001 and 2000:

			Per Regulatory Guidelines			
	Actual		Minimum		"Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001						
Company						
Risk based capital ratios:						
Tier I	$675,015	10.81%	$249,780	4.00%	$374,670	6.00%
Total capital	746,596	11.96	499,561	8.00	624,451	10.00
Leverage ratio	675,015	6.24	432,502	4.00	540,628	5.00
Commerce NJ						
Risk based capital ratios:						
Tier 1	$375,144	9.61%	$156,111	4.00%	$234,167	6.00%
Total capital	419,926	10.76	312,222	8.00	390,278	10.00
Leverage ratio	375,144	6.01	249,852	4.00	312,315	5.00
December 31, 2000						
Company						
Risk based capital ratios:						
Tier I	$551,167	10.79%	$204,316	4.00%	$306,474	6.00%
Total capital	609,047	11.92	408,633	8.00	510,791	10.00
Leverage ratio	551,167	6.92	318,444	4.00	398,055	5.00
Commerce NJ						
Risk based capital ratios:						
Tier 1	$288,630	9.80%	$117,775	4.00%	$176,663	6.00%
Total capital	317,052	10.77	235,550	8.00	294,438	10.00
Leverage ratio	288,630	6.51	177,474	4.00	221,843	5.00

19. Segment Reporting

The Company operates one reportable segment of business, Community Banks, which includes Commerce NJ, Commerce PA, Commerce Shore, Commerce North, and Commerce Delaware. Through its Community Banks, the Company provides a broad range of retail and commercial banking services, and corporate trust services. Parent/Other includes the holding company, Commerce National Insurance (whose revenues of $49.8 million, $45.6 million and $32.4 2 million in 2001, 2000 and 1999, respectively, were reported in other operating income), CCMI (whose noninterest revenues of $22.8 million, $15.3 million and $12.5 million in 2001, 2000 and 1999, respectively, were reported in other operating income), and Commerce Capital Trust I.

Selected segment information for each of the three years ended December 31 is as follows:

	2001			2000			1999		
	Community Banks	Parent/ Other	Total	Community Banks	Parent/ Other	Total	Community Banks	Parent/ Other	Total
Net interest income	$ 402,040	$(714)	$ 401,326	$298,985	$(2,055)	$296,930	$ 251,132	$ (6,765)	$ 244,367
Provision for loan losses	26,384		26,384	13,931		13,931	9,175		9,175
Net interest income after provision	375,656	(714)	374,942	285,054	(2,055)	282,999	241,957	(6,765)	235,192
Noninterest income	125,418	71,387	196,805	90,464	60,296	150,760	66,127	48,469	114,596
Noninterest expense	358,870	61,166	420,036	263,001	52,356	315,357	209,808	42,715	252,523
Income (loss) before income taxes	142,204	9,507	151,711	112,517	5,885	118,402	98,276	(1,011)	97,265
Income tax expense (benefit)	46,630	2,059	48,689	35,255	3,100	38,355	31,963	(658)	31,305
Net income (loss)	$ 95,574	$ 7,448	$ 103,022	$77,262	$2,785	$80,047	$ 66,313	$ (353)	$ 65,960
Average assets (in thousands)	$8,547,839	$998,955	$9,546,794	$6,626,429	$722,534	$7,348,963	$5,301,844	$602,025	$5,903,869

The financial information for each segment is reported on the basis used internally by the Company's management to evaluate performance. Measurement of the performance of each segment is based on the management structure of the Company and is not necessarily comparable with financial information from other entities. The information presented is not necessarily indicative of the segment's results of operations if each of the Community Banks were independent entities.

20. Derivative Financial Instruments

As part of CCMI's broker-dealer activities, the Company maintains a trading securities portfolio for distribution to its customers in order to meet those customers' needs. In order to reduce the exposure to market risk relating to the inventory, the Company buys and sells a variety of derivative financial instruments including futures and option contracts. Market risk includes changes in interest rates or value fluctuations in the underlying financial instruments. The Company uses notional (contract) amounts to measure derivative activity. Notional amounts are not included on the balance sheet, as those amounts are not actually paid or received at settlement. The following table reflects the open commitments for futures and options and the associated unrealized gains (losses) for the year ended December 31, 2001:

	Notional Amount Long (Short)	Unrealized Gain (Loss) Net
Municipal bond futures	$(62,600)	$241
Treasury bond futures	1,000	(36)
Treasury bond put options	6,500	(43)
Treasury bond call options	(76,000)	(46)
Total	$(131,100)	$116

The average notional amount for futures and options contracts for the year ended December 31, 2001 was $62.3 million and $126.0 million, respectively. Realized and unrealized gains and losses related to derivative financial instruments are included in other operating income in the statement of income.

21. Subsequent Event (Unaudited)

On February 27, 2002, the Company announced that it proposes to privately sell up to $175 million of convertible trust preferred shares comprised of preferred securities issued by a business trust to be formed by Commerce Bancorp. The offering will be made pursuant to SEC Rule 144A only to qualified institutional and certain other accredited investors. The Company intends to file a registration statement with the SEC to register the resale of the trust preferred and the underlying common securities by the purchasers in the private placement. The proceeds of the offering will be used for general corporate purposes, including among other things contributions to the capital of subsidiary banks to fund their growth and operations. A portion of the proceeds may also be used to repay currently outstanding debt.

Commerce Bancorp, Inc. and Subsidiaries
Report of Independent Auditors

The Board of Directors and Stockholders
Commerce Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Commerce Bancorp, Inc. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commerce Bancorp, Inc. and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Philadelphia, Pennsylvania
January 25, 2002

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Commerce Bancorp

1-888-751-9000
commerceonline.com

Banks Member FDIC

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